11/14

06018522

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier Int'l Holdings Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 2 0 2006 E
THOMSON FINANCIAL

FILE NO. 82- 04803 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

- 12G3-2B (INITIAL FILING) ☐
- 12G32BR (REINSTATEMENT) ☐
- DEF 14A (PROXY) ☐
- AR/S (ANNUAL REPORT) ☑
- SUPPL (OTHER) ☐

OICF/BY: dw

DAT : 11/16/06

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier International Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 25)

Executive Directors
CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
CHOW Vee Tsung, Oscar
TAM Kwok Wing
KAN Ka Hon
HO Chung Leung

Independent Non-Executive Directors
CHOW Ming Kuen, Joseph *O.B.E., J.P.*
LI Kwok Heem, John
SUN Kai Dah, George

Registered Office
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

5th September, 2006

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO
RE-ELECTION OF RETIRING DIRECTORS
APPOINTMENT OF NEW AUDITORS
GENERAL MANDATES TO ISSUE SHARES AND
REPURCHASE SHARES

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, to appoint the new auditors, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$1.25 each in the share capital of the Company (the "Share(s)").

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:30 a.m. (the "2006 Annual General Meeting").

* *For identification purpose only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 115 of the Bye-laws of the Company, Mr SUN Kai Dah, George, who was appointed as an Independent Non-Executive Director on 31st March, 2006, will hold office until the 2006 Annual General Meeting and shall then be eligible for re-election at the meeting. Ordinary Resolution will therefore be proposed at the 2006 Annual General Meeting to re-elect Mr SUN as Director of the Company. In accordance with Bye-law 112 of the Bye-laws of the Company, Dr CHOW Yei Ching, Messrs KUOK Hoi Sang, FUNG Pak Kwan, TAM Kwok Wing, KAN Ka Hon and Dr CHOW Ming Kuen, Joseph who have been longest in office since their last election, will retire by rotation at the 2006 Annual General Meeting and being eligible, offer themselves for re-election. Ordinary Resolutions will therefore be proposed at the 2006 Annual General Meeting to re-elect Dr Chow Yei Ching, Messrs Kuok, Fung, Tam, Kan and Dr Joseph Chow as Directors of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), the details of such Directors are set out below:-

1. **Mr SUN Kai Dah, George**, aged 66, was appointed as an Independent Non-Executive Director and a member of the Audit Committee and Remuneration Committee of the Company on 31st March, 2006. Prior to his appointment as an Independent Non-Executive Director, he was the founder of Zindart Limited, a company incorporated in 1978 and listed on the United States NASDAQ. He has retired from the position of Chief Executive Officer of Zindart Limited since 1998. Mr Sun was also an independent non-executive director of Chevalier Construction Holdings Limited until his resignation in November 2004, following its privatisation in February 2004. Mr Sun serves as a director of Chevalier (Travel Agency) Limited ("CTA"), a subsidiary of the Company, with non-executive role since 15th April, 2002. Despite Mr Sun's directorship with CTA, the Board considers that Mr Sun is eligible to act as an independent non-executive director of the Company as (i) Mr Sun is able to meet all other independence guidelines set out under Rule 3.13 of the Listing Rules; and (ii) Mr Sun is not involved in the management of CTA, neither has he received any remuneration from CTA for his appointment. Mr Sun does not have an office at CTA and does not attend work there. Since his appointment in 2002, Mr Sun's involvement in CTA has been to provide an independent overview and guidance on the financial standing and performance of CTA. He is provided with the audited accounts of CTA on an annual basis for his review and is asked to give comments and suggestions thereon. Based on the records of CTA, Mr Sun has given remarks on the audited accounts of CTA generally, such as requesting CTA's management to note the need of broadening its revenue sources and exploring possible cost cutting measures. Except for this, Mr Sun has no material direct involvement in the management and operation of CTA. In strict compliance with the use of words of the Listing Rules, Mr Sun was re-designated as an Independent Non-Executive Director of CTA on 31st March, 2006.

   Save as disclosed above and as at 1st September, 2006, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), Mr Sun has not held any directorship in any listed public companies in the last three years. He does not hold any position in any member of the Group nor does he have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). There is neither any service contract between the Company and Mr Sun nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Sun is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. No director's emoluments were paid to Mr Sun during the year ended 31st March, 2006.

2. **Dr CHOW Yei Ching**, Executive Director, Chairman and Managing Director, aged 70, is the founder of Chevalier Group since 1970. He is an Independent Non-Executive Director of Van Shung Chong Holdings Limited (Stock Code: 1001) and Shaw Brothers (Hong Kong) Limited (Stock Code: 80) and a Non-Executive Director of Television Broadcasts Limited (Stock Code: 511), all of which are public companies listed on the Stock Exchange. Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. Dr Chow is also an Executive Director and the Chairman of Chevalier iTech Holdings Limited ("CiTL") (Stock Code: 508), a public company listed on the Stock Exchange

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 25)

FORM OF PROXY
FOR THE 2006 ANNUAL GENERAL MEETING

I/We ______________________________

of ______________________________

being the registered holder(s) of ______________________________ shares of HK$1.25 each in the capital of CHEVALIER INTERNATIONAL HOLDINGS LIMITED ("the Company"), hereby appoint ______________________________

of ______________________________,

or failing him, the Chairman of the Meeting as my/our proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:30 a.m. and at any adjournment thereof on the undermentioned resolutions as indicated and if no such indication is given as my/our proxy thinks fit:

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2006.		
2.	To declare a final dividend.		
3.	(a) (i) To re-elect Mr SUN Kai Dah, George as Director.		
	(ii) To re-elect Dr CHOW Yei Ching as Director.		
	(iii) To re-elect Mr KUOK Hoi Sang as Director.		
	(iv) To re-elect Mr FUNG Pak Kwan as Director.		
	(v) To re-elect Mr TAM Kwok Wing as Director.		
	(vi) To re-elect Mr KAN Ka Hon as Director.		
	(vii) To re-elect Dr CHOW Ming Kuen, Joseph as Director.		
	(b) To authorize the Board of Directors to fix the remuneration of the Directors.		
4.	To appoint PricewaterhouseCoopers as auditors of the Company and authorize the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.		
6.	To grant a general mandate to the Directors to repurchase shares of the Company.		
7.	To extend the general mandate to the Directors to allot, issue and deal with additional shares of the Company.		

Signature: ______________________________ Date: ______________________________

Notes:

(1) Full name(s) and address must be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) Please indicate with an "X" in the relevant box how you wish the proxy to vote on your behalf. If this form of proxy is returned without any indication, you will be deemed to have authorized your proxy to vote or abstain from voting as he thinks fit.

(4) Any alteration made to this form of proxy must be initialled.

(5) Any member entitled to attend and vote is entitled to appoint proxy(ies) to attend instead of him and to vote on a poll. A proxy need not be a member of the Company.

(6) If the shareholder is a corporation, this form of proxy must be executed under its common seal or under the hand of an officer or attorney duly authorized on its behalf.

(7) In the case of joint shareholder, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

(8) To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed must be completed and deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at the 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjourned meeting thereof.

* *For identification purpose only*

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：25)

二零零六年度股東週年大會
代表委任表格

本人／吾等 ____

地址為 ____

為CHEVALIER INTERNATIONAL HOLDINGS LIMITED（「本公司」）股本中每股面值港幣1.25元之股份

共 ____ 股之登記持有人，

現委任 ____

地址為 ____，

或如其未克出席，則委任主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零六年九月二十八日（星期四）上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東週年大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

	普通決議案	贊成	反對
一、	省覽截至二零零六年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。		
二、	宣佈派發末期股息。		
三、	（甲）(i) 重選孫開達先生為董事。		
	(ii) 重選周亦卿博士為董事。		
	(iii) 重選郭海生先生為董事。		
	(iv) 重選馮伯坤先生為董事。		
	(v) 重選譚國榮先生為董事。		
	(vi) 重選簡嘉翰先生為董事。		
	(vii) 重選周明權博士為董事。		
	（乙）授權董事會釐定董事酬金。		
四、	委聘羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
五、	授予董事會一般性授權配發、發行及處理本公司之額外股份。		
六、	授予董事會一般性授權購回本公司之股份。		
七、	擴大授予董事會一般性授權配發、發行及處理本公司之額外股份。		

簽署：______________________ 日期：______________________

附註：

(1) 請用正楷填寫全名及地址。

(2) 請填上以 閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與 閣下名義登記之所有本公司股本中之股份有關。

(3) 請在有關空格內填上「X」號，以指示 閣下之代表應如何代表 閣下投票。倘交回之代表委任表格並無任何上述指示，則 閣下將被視為授權 閣下之代表酌情自行投票或放棄投票。

(4) 代表委任表格上之每項更改，均須簡簽示可。

(5) 任何有權出席投票之股東均可委派一位或多位代表代其出席，並於投票表決時代為投票。受委代表毋須為本公司之股東。

(6) 如股東為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。

(7) 如屬聯名股東，排名較前之股東（不論親自或委派代表）投票後，其他聯名股東再無投票權。就此而言，排名先後乃按股東名冊內之排名次序而定。

(8) 代表委任表格連同簽署人之授權書或其他授權文件（如有），須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

* *僅供識別*

and is a subsidiary of the Company. Dr Chow is a Director of certain companies of the Group and CiTL Group. He has a personal interest of 147,738,359 shares representing 53.03% of the Company and personal interest of 6,815,854 shares and is also deemed to have a corporate interest of 104,198,933 shares representing 3.98% and 60.81% respectively in the issued share capital of CiTL within the meaning of Part XV of the SFO. He is the father of Mr Chow Vee Tsung, Oscar, an Executive Director of the Company.

Save as disclosed above and as at the Latest Practicable Date, Dr Chow has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Dr Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Dr Chow is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$8,819,000 were paid to Dr Chow during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

3. **Mr KUOK Hoi Sang**, Executive Director and Managing Director, aged 56, joined Chevalier Group in 1972 and is an Executive Director of CiTL (Stock Code: 508), a public company listed on the Stock Exchange and a subsidiary of the Company. Mr Kuok is a Director of certain companies of the Group and CiTL Group. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong - China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group. He has a personal interest of 98,216 shares of the Company and of 2,400,000 shares of CiTL within the meaning of Part XV of the SFO.

   Save as disclosed above and as at the Latest Practicable Date, Mr Kuok has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Kuok nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kuok is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$4,320,000 were paid to Mr Kuok during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

4. **Mr FUNG Pak Kwan**, Executive Director, aged 54, joined Chevalier Group in 1974 and is an Executive Director and the Managing Director of CiTL (Stock Code: 508), a public company listed on the Stock Exchange and a subsidiary of the Company. Mr Fung is a Director of certain companies of the Group and CiTL Group. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile, hotel business in North America and food & beverage business of the Chevalier Group. He has a personal interest of 93,479 shares of the Company and of 2,580,000 shares of CiTL within the meaning of Part XV of the SFO.

   Save as disclosed above and as at the Latest Practicable Date, Mr Fung has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Fung nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Fung is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$3,214,000 were paid to Mr Fung during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

5. **Mr TAM Kwok Wing**, Executive Director, aged 45, joined Chevalier Group in 1986. Mr Tam is a Director of certain companies of the Group. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage warehousing divisions, he is also responsible for legal affairs, general administration, human resources management, corporate communications and travel agency business of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws

from the Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Chartered Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau and Chairman of Activities Committee as well as Council Member of The Hong Kong Association of Property Management Companies. He has a personal interest of 169,015 shares and a family interest of 32,473 shares of the Company and personal interest of 400,000 shares and family interest of 10,400 shares of CiTL within the meaning of Part XV of the SFO.

Save as disclosed above and as at the Latest Practicable Date, Mr Tam has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Tam nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Tam is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$1,806,000 were paid to Mr Tam during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

6. **Mr KAN Ka Hon**, Executive Director and Company Secretary, aged 55, joined Chevalier Group in 1986 and is also an Executive Director and Company Secretary of CiTL (Stock Code: 508), a public company listed on the Stock Exchange and a subsidiary of the Company. Mr Kan is a Director and Company Secretary of certain companies of the Group and CiTL Group. He is an Independent Non-Executive Director of Victory City International Holdings Limited (Stock Code: 539) and Easyknit Enterprises Holdings Limited (Stock Code: 616), both are public companies listed on the Stock Exchange. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants. He has a personal interest of 29,040 shares of the Company and of 451,200 shares of CiTL within the meaning of Part XV of the SFO.

Save as disclosed above and as at the Latest Practicable Date, Mr Kan has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company. There is neither any service contract between the Company and Mr Kan nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kan is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$2,146,000 were paid to Mr Kan during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

7. **Dr CHOW Ming Kuen, Joseph**, aged 64, was appointed as an Independent Non-Executive Director in 2002 and a member of the Audit Committee and Remuneration Committee of the Company. He is the Chairman of Joseph Chow & Partners Ltd. as well as an independent non-executive director & chairman of PYI Corporation Limited (Stock Code: 498), an independent non-executive director of Build King Holdings Limited (Stock Code: 240) and director of Wheelock Properties Limited (Stock Code: 49). He has over 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, the PRC and Hong Kong. He is currently the Chairman of the Construction Workers Registration Authority, a Member of Chinese People's Political Consultative Conference of Shanghai as well as Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. He was previously the President of The Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority and Pamela Youde Nethersole Eastern Hospital Governing Committee as well as a Member of the Hong Kong Housing Authority and Hospital Authority.

Save as disclosed above and as at the Latest Practicable Date, Dr Joseph Chow has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. He does not have any interests in the shares of the Company which are required to be disclosed under Part XV of the SFO. There is neither any service contract between the Company and Dr Joseph Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Dr Joseph Chow is subject to retirement by rotation and re-election in accordance with the Company's Bye-laws. The director's emoluments of HK$150,000 were paid to Dr Joseph Chow during the year ended 31st March, 2006 as determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

In relation to the re-election of the above Directors, there is no information to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF NEW AUDITORS

Resolution 4 to be proposed at the 2006 Annual General Meeting, if passed, will appoint Messrs. PricewaterhouseCoopers as the auditors of the Company in place of the retiring auditors. Messrs. Deloitte Touche Tohmatsu who will hold office until holding of the 2006 Annual General Meeting and who do not seek re-election at the 2006 Annual General Meeting. The retirement of Messrs. Deloitte Touche Tohmatsu is due to the level of audit fees and its available internal resources in the light of current work flows. Messrs. Deloitte Touche Tohmatsu has advised the Company that there is no representation regarding its retirement that needs to be brought to the attention of the shareholders or creditors of the Company.

SHARE ISSUE MANDATE

Resolution 5 to be proposed at the 2006 Annual General Meeting ("Resolution 5") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 5 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 5 at the 2006 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 55,716,418 Shares.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 6 to be proposed at the 2006 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 278,582,090 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2006 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Shares will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 27,858,209 Shares.

REASONS FOR REPURCHASE

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2006, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 6 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by shareholders at the 2006 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by shareholders at the 2006 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

Name of Substantial Shareholder	Capacity	Number of Shares held	Number of underlying Shares held (under equity derivatives of the Company)	% of Issued Share Capital at present (%)	% of Issued Share Capital if power is exercised in full to repurchase Shares (%)
CHOW Yei Ching	Beneficial owner	147,738,359	–	53.03	58.92
MIYAKAWA Michiko	Beneficial owner	147,738,359 *(Note 1)*	–	53.03	58.92
The Goldman Sachs Group, Inc.	Interest of controlled corporation	–	29,341,174 *(Note 2)*	10.53	11.71
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation	–	26,339,286 *(Note 3)*	9.45	10.51
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation	–	26,339,286 *(Note 3)*	9.45	10.51
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation	–	26,339,286 *(Note 3)*	9.45	10.51
Goldman Sachs International	Beneficial owner	–	26,339,286 *(Note 3)*	9.45	10.51
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation	3,001,888 *(Note 4)*	–	1.08	1.20
Goldman Sachs & Co	Beneficial owner	3,001,888 *(Note 4)*	–	1.08	1.20

Notes:

(1) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 147,738,359 Shares held by Dr Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 26,339,286 Shares that would be held by Goldman Sachs International upon full conversion of the HK$450,000,000 2.125 per cent. convertible bonds due 2011 (the "Bonds") held by Goldman Sachs International at the initial conversion price of HK$11.20 per Share. The Bonds are issued by the Company to Goldman Sachs International on 26 July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 26,339,286 Shares that would be held by Goldman Sachs International upon full conversion of the Bonds at the initial conversion price of HK$11.20 per Share. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C..

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest	**Lowest**
	HK$	*HK$*
August 2005	8.95	8.10
September 2005	8.25	7.70
October 2005	7.80	6.80
November 2005	7.85	6.85
December 2005	8.55	7.60
January 2006	8.10	7.50
February 2006	7.95	7.55
March 2006	8.20	7.60
April 2006	9.50	8.00
May 2006	9.35	8.75
June 2006	10.00	8.75
July 2006	10.55	9.00
August 2006	9.45	8.80
September 2006 (up to Latest Practicable Date)	9.30	9.18

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 7 to be proposed at the 2006 Annual General Meeting ("Resolution 7") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2006 Annual General Meeting of Resolution 5, Resolution 6 and Resolution 7, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

2006 ANNUAL GENERAL MEETING

The notice convening the 2006 Annual General Meeting is set out on pages 9 to 10 of this circular.

A form of proxy for use at the 2006 Annual General Meeting is being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2006 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the appointment of new auditors, the Share Issue Mandate, the Repurchase Proposal and the Extension of Share Issue Mandate are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2006 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier International Holdings Limited
CHOW Yei Ching
Chairman and Managing Director

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 25)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:30 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2006.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

* *For identification purpose only*

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 5th September, 2006

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Directors of the Company, appointing the new auditors, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors are set out in pages 2 to 4 to this circular which this notice forms part.

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、「**動議**：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文(甲)節之批准亦須以此為限。」

七、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零六年九月五日

主要營業地點：
香港九龍灣
宏開道八號
其士商業中心二十二樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處**標準証券登記有限公司**，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

(3) 一份有關提議重選本公司退任董事、委任新核數師、授予一般權力以發行新股份和回購本身股份之說明文件將連同本通告寄予本公司各股東。

(4) 退任董事詳情刊載於本通函第2至4頁內(本通告為其一部份)。

CHEVALIER

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：25)

茲通告本公司訂於二零零六年九月二十八日(星期四)上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：—

作為普通事項

一、 省覽截至二零零六年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事酬金。

四、 委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：—

普通決議案

五、 「**動議**：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：—

「有關期間」指由本決議案通過之日至下列最早日期止之期間：—

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

* *僅供識別*

股東可要求以股數投票表決之程序

根據本公司之《公司細則》第76條細則之規定，一項於股東大會上提呈之決議案將以舉手方式表決，除非以下人士在宣佈以舉手方式表決之結果前或當時提出以股數投票方式進行表決：

(i) 大會主席；或

(ii) 至少三名親身或委派代表或受權人出席大會並有權投票之股東；或

(iii) 任何親身或委派代表或受權人出席大會之一名或以上之股東，佔有不少於所有有權於大會投票之股東之總投票權之十份之一；或

(iv) 任何親身或委派代表或受權人出席大會之一名或以上之股東，且持有賦予其權利於大會上投票之股份所涉及之已繳足股本總額不少於賦有該等權利之所有股份所涉及之已繳足股本總額之十份之一。

倘若以股數投票表決之要求獲正式提出，而有關事項並不是推選大會主席或關於續會，則有關事項須按大會主席指定之形式及時間（不遲於要求投票表決或要求續會日期起30日）和地點以股數投票方式表決。倘若以股數投票表決之決議未能即時通過，本董事會亦無須就延會上將會以股數投票表決之事務發出任何通知。以股數投票表決之結果應視作為提出投票表決之大會上之決議案。以股數投票表決之要求可予撤回。

除非以股數投票表決之要求是按上述方式提出及此要求不被撤回，否則大會主席所宣佈之舉手方式表決結果及將此登記入會議記錄簿內將成為表決結果之確實證據。

推薦意見

董事認為重選退任董事、委任新核數師、股份發行授權、回購建議及擴大股份發行之授權均符合本公司及其股東之最佳利益，故建議各股東應投票贊成將於二零零六年度股東週年大會上提呈之相關決議案。

此　致

列位股東　台照

承董事會命
Chevalier International Holdings Limited
其士國際集團有限公司
主席兼董事總經理
周亦卿
謹啟

二零零六年九月五日

(三) Goldman Sachs International持有以每股港幣11.20元初步換購價轉換為股份的債券。Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有26,339,286股股份。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(四) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

倘本公司董事行使根據購回建議一切權力，以及按本公司當時之已發行股本並無任何其他變動之基準，上述主要股東之權益會增至上述最後一欄之百分比約數。本公司董事認為此項增加將不會導致須遵照收購守則第26條規定提出強制收購之後果。公眾人士持有之股份數目不會低於本公司已發行股本之25%。

股份價格

股份於最後實際可行日期前的過去十二個月內每月在聯交所買賣錄得之最高及最低成交價如下：－

	最高 *港元*	最低 *港元*
二零零五年八月	8.95	8.10
二零零五年九月	8.25	7.70
二零零五年十月	7.80	6.80
二零零五年十一月	7.85	6.85
二零零五年十二月	8.55	7.60
二零零六年一月	8.10	7.50
二零零六年二月	7.95	7.55
二零零六年三月	8.20	7.60
二零零六年四月	9.50	8.00
二零零六年五月	9.35	8.75
二零零六年六月	10.00	8.75
二零零六年七月	10.55	9.00
二零零六年八月	9.45	8.80
二零零六年九月(截至最後實際可行日期)	9.30	9.18

本公司購回股份

在本通函日期前六個月內，本公司並無在聯交所或其他地方購回任何本公司股份。

擴大發行股份授權

第七項決議案將提呈於二零零六年度股東週年大會(「第七項決議案」)有關擴大將授予董事一般性授權發行本公司百分之二十之股份。待於二零零六年度股東週年大會上通過第五項、第六項及第七項決議案，本公司董事將獲授予一般性授權隨時發行本公司最多百分之二十之股份，並額外擴大授權以增加不時於購回建議下購回之所有該等股份數目，因此，發行股份授權之限額將包括(除上述百分之二十之限額)根據購回建議所購回之股份數目。

二零零六年度股東週年大會

召開二零零六年度股東週年大會之通告載於本通函第九頁至第十頁內。

該二零零六年度股東週年大會上適用之代表委任表格現連同本通函一併寄予各股東。無論閣下能否出席該大會，均請按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並須於在大會或任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓。填妥及交回代表委任表格後， 閣下仍可出席二零零六年度股東週年大會及於會上投票。

權益披露

本公司董事已向聯交所承諾將根據上市規則及所有適用法例之規定，按提呈之第六項決議案行使本公司購回之權力。

本公司各董事(就彼等作出一切合理查詢後所知)及彼等之任何聯繫人士目前概無意待購回建議於二零零六年度股東週年大會上獲股東批准後，根據購回建議出售股份予本公司。

與此同時，本公司之任何關連人士概無知會本公司，表示目前有意待購回建議於二零零六年度股東週年大會上獲股東批准後，出售任何股份或彼等已承諾不會出售彼等持有之任何股份予本公司。

倘根據購回建議行使權力後，股東所佔本公司之投票權比例有所增加，則就香港公司收購及合併守則(「收購守則」)第32條而言，上述增加將視為一項收購。因此，一名股東或一群與其一致行動之股東(定義見收購守則)可能取得或鞏固本公司之控制權(視乎該等增加之數額)，而須根據收購守則第26條提出強制全面收購建議。

據本公司董事所知悉，於最後實際可行日期，本公司主要股東如下：

主要股東	身份	持股份數量	持相關股份數量(本公司衍生股份)	佔已發行股本之百分比(%) 現時百分比(%)	倘全面行使購回股份權力百分比(%)
周博士	實益擁有人	147,738,359	–	53.03	58.92
宮川美智子	實益擁有人	147,738,359 *(附註一)*	–	53.03	58.92
The Goldman Sachs Group, Inc.	受控制公司之權益	–	29,341,174 *(附註二)*	10.53	11.71
Goldman Sachs (UK) L.L.C.	受控制公司之權益	–	26,339,286 *(附註三)*	9.45	10.51
Goldman Sachs Group Holdings (U.K.)	受控制公司之權益	–	26,339,286 *(附註三)*	9.45	10.51
Goldman Sachs Holdings (U.K.)	受控制公司之權益	–	26,339,286 *(附註三)*	9.45	10.51
Goldman Sachs International	實益擁有人	–	26,339,286 *(附註三)*	9.45	10.51
The Goldman, Sachs & Co. L.L.C.	受控制公司之權益	3,001,888 *(附註四)*	–	1.08	1.20
Goldman Sachs & Co	實益擁有人	3,001,888 *(附註四)*	–	1.08	1.20

附註：

(一) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之147,738,359股股份。

(二) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有26,339,286股股份，可悉數以港幣450,000,000元於二零一一年到期之2.125釐，並以每股港幣11.20元初步換購價轉換為股份的本公司可換股債券(「債券」)。本公司於二零零六年七月二十六日發行該債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

委任新核數師

建議於二零零六年度股東週年大會上提呈決議案四，如獲通過，待德勤•關黃陳方會計師行任期於二零零六年度股東週年大會上屆滿及退任後，將委任羅兵咸永道會計師事務所為本公司新任核數師。德勤•關黃陳方會計師行之退任是基於審核費用水平及根據現時之工作量及其可供動用之內部資源作出。德勤•關黃陳方會計師行已知會本公司有關其退任不代表有任何事情須敦請本公司之股東或債權人垂注。

發行股份授權

第五項決議案將提呈於二零零六年度股東週年大會（「第五項決議案」）有關授予一般性授權，以賦予本公司董事權力於本決議案通過期間至本公司下屆股東週年大會止；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日內；或股東於股東大會上通過普通決議案以撤銷第五項決議案之日（以最早日期止之期間為準）發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十（包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權）。

於最後實際可行日期，本公司已發行股份為278,582,090股。因此，在二零零六年度股東週年大會上提呈之第五項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達55,716,418股。

購回建議

根據本公司之組織章程大綱及細則及一九八一年百慕達公司法（已修訂），本公司可購回其本身之股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零六年度股東週年大會上將予提呈之第六項決議案（「第六項決議案」）乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份（最多可達提呈決議案當日本公司已發行股本百分之十）（「購回建議」）。

本公司將予購回之股份均為繳足股份。於最後實際可行日期，本公司已發行股份為278,582,090股。因此，在二零零六年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，根據該項授權，本公司將獲准購回股份最多可達27,858,209股。

購回之原因

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況不時波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金或借貸水平（較本公司截至二零零六年三月三十一日止年度經審核財務報告所披露之情況）將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平（較本公司最近期公佈之經審核財務報告所披露之情況）受到嚴重不利影響時，除非本公司董事認為縱使出現該等嚴重不利影響，該等購回仍符合本公司之最佳利益，否則不會進行購回。

購回之資金

於購回股份時，本公司只可動用根據其組織章程大綱及細則及一九八一年百慕達公司法（已修訂）所批准可作該等用途之資金。根據此等文件之規定，股份可由本公司之溢利及／或就此發行新股份所得之款項及／或該等購回股份之繳足股本撥款購回。

股股份之家族權益以及持有其士科技400,000股股份之個人權益及10,400股股份之家族權益(定義見證券及期貨條例第XV部)。

除上文所披露者外及於最後實際可行日期，譚先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與譚先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。譚先生須根據本公司之細則輪值告退並膺選連任。譚先生於截至二零零六年三月三十一日止年度內所獲之董事酬金為港幣1,806,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

6. **簡嘉翰先生**，執行董事及公司秘書，現年五十五歲，於一九八六年加入其士集團，並為其士科技(股份代號：508)之執行董事及公司秘書，該公司為一家於聯交所上市之公司，並為本公司之附屬公司。簡先生為本集團及其士科技集團若干公司之董事及公司秘書。彼為冠華國際控股有限公司(股份代號：539)及永義實業集團有限公司(股份代號：616)之獨立非執行董事，兩者皆為於聯交所上市之公司。彼負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。彼持有本公司29,040股股份之個人權益及持有其士科技451,200股股份之個人權益(定義見證券及期貨條例第XV部)。

   除上文所披露者外及於最後實際可行日期，簡先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與簡先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。簡先生須根據本公司之細則輪值告退並膺選連任。簡先生於截至二零零六年三月三十一日止年度內所獲之董事酬金為港幣2,146,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

7. **周明權博士**，現年六十四歲，於二零零二年獲委任為本公司之獨立非執行董事，審核委員會及薪酬委員會之委員。彼為周明權工程顧問有限公司之主席，並為保華集團有限公司(股份代號：498)獨立非執行董事兼主席，利基控股有限公司(股份代號：240)獨立非執行董事及會德豐地產有限公司(股份代號：49)之董事。彼擁有超過四十年於英國、中東、中國及香港籌劃、設計及興建多個工程項目之經驗。彼現任香港建造業工人註冊管理局主席、中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局及東區尤德夫人那打素醫院管理委員會之主席，並曾任香港房屋委員會及醫院管理局之委員。

   除上文所披露者外及於最後實際可行日期，周博士於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無持有須根據證券及期貨條例第XV部作出披露之本公司股份任何其他權益。本公司與周博士就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。周博士於截至二零零六年三月三十一日止年度內所獲之董事酬金為港幣150,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

有關重選上述董事，本公司並無任何須根據上市規則第13.51(2)(h)至13.51(2)(v)條的任何規定而作出披露的資料，亦無任何其他須敦請本公司股東注意的事項。

司權益，分別佔其士科技3.98%及60.81%的權益(定義見證券及期貨條例第XV部)。彼為本公司執行董事周維正先生之父親。

除上文所披露者外及於最後實際可行日期，周博士於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與周博士就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。周博士須根據本公司之細則輪值告退並膺選連任。周博士於截至二零零六年三月三十一日止年度內所獲之董事酬金為港幣8,819,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

3. **郭海生先生**，執行董事兼董事總經理，現年五十六歲，於一九七二年加入其士集團，並為其士科技(股份代號：508)之執行董事，該公司為一家於聯交所上市之公司，並為本公司之附屬公司。郭先生為本集團及其士科技集團若干公司之董事。彼為香港電梯業協會主席及國際電梯工程師協會香港一中國分會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，並負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。彼持有本公司98,216股股份之個人權益及持有其士科技2,400,000股股份之個人權益(定義見證券及期貨條例第XV部)。

除上文所披露者外及於最後實際可行日期，郭先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司，擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與郭先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。郭先生須根據本公司之細則輪值告退並膺選連任。郭先生於截至二零零六年三月三十一日止年度內所獲之董事酬金為港幣4,320,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

4. **馮伯坤先生**，執行董事，現年五十四歲，於一九七四年加入其士集團，並為其士科技(股份代號：508)之執行董事兼董事總經理，該公司為一家於聯交所上市之公司，並為本公司之附屬公司。馮先生為本集團及其士科技集團若干公司之董事。彼為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術、亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與其士集團之投資與項目發展運作、環境保護工程及北美之汽車、酒店業務及休閒飲食業務。彼持有本公司93,479股股份之個人權益及持有其士科技2,580,000股股份之個人權益(定義見證券及期貨條例第XV部)。

除上文所披露者外及於最後實際可行日期，馮先生於過往三年概無擔當任何上市公司董事之職位，亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益。本公司與馮先生就其董事職位並無任何服務合約，亦無訂立任何或建議之服務年期。馮先生須根據本公司之細則輪值告退並膺選連任。馮先生於截至二零零六年三月三十一日止年度內所獲之董事酬金為港幣3,214,000元，該酬金乃由董事會釐定並參照本公司業績與盈利狀況、同業水平及市場環境。

5. **譚國榮先生**，執行董事，現年四十五歲，於一九八六年加入其士集團。譚先生為本集團若干公司之董事。除參與管理保險承保、物業發展、物業管理及冷藏倉庫等部門外，彼亦負責其士集團法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生除持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑，彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港特許秘書公會之資深會員。同時，彼現還擔任香港保險索償投訴局名譽顧問及香港物業管理公司協會理事暨活動委員會主席。彼持有本公司169,015股股份之個人權益及32,473

重選董事

按照公司細則115條規定，孫開達先生，於二零零六年三月三十一日獲委任為獨立非執行董事，任期直至即將舉行之二零零六年度股東週年大會，惟有資格並願意在大會上膺選連任。 因此，於二零零六年度股東週年大會上將提呈普通決議案以重選孫先生為本公司之董事。按照公司細則第112條規定，周亦卿博士、郭海生先生、馮伯坤先生、譚國榮先生、簡嘉翰先生及周明權博士為自上次膺選後起計任職最長之董事，故將於二零零六年度股東週年大會上輪席告退，彼等符合資格並願膺選連任。因此，於二零零六年度股東週年大會上將提呈普通決議案以重選周亦卿博士、郭先生、馮先生、譚先生、簡先生及周明權博士為本公司之董事。根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)第13.74條，有關董事之詳情如下：

1. **孫開達先生**，現年66歲，於二零零六年三月三十一日獲委任為獨立非執行董事、審核委員會及薪酬委員會之委員。在其被委任為獨立非執行董事之前，彼為一間於一九七八年成立，並於美國那斯達克證券市場上市的公司－Zindart Limited之創辦人。彼於一九九八年榮休該公司行政總裁一職。孫先生曾為其士建築集團有限公司獨立非執行董事，並繼該公司於二零零四年二月私有化後，於二零零四年十一月辭任該職位。孫先生自二零零二年四月十五日開始出任本公司附屬公司－其士旅遊有限公司(「其士旅遊」)董事。除上述提及孫先生為其士旅遊董事外，董事會認為孫先生符合成為本公司獨立非執行董事之條件，由於：(i)彼符合上市規則第3.13條規定之其他所有「獨立」指引；及(ii)孫先生在其士旅遊無參與管理工作，亦無收取任何有關該委任之薪酬。孫先生在其士旅遊並無辦公地點，亦無在該地點進行任何工作。自二零零二年獲委任開始，孫先生向其士旅遊提供財務狀況及其業績表現之整體獨立意見及指引。彼於每年均獲其士旅遊經審核會計賬目，以提供彼之意見及建議。參照其士旅遊之記錄，孫先生在其士旅遊經審核賬目所提供之意見包括要求其士旅遊管理層注視有關擴闊其收益來源及削減成本的可行措施等。除上述所提及外，孫先生在其士旅遊並無直接參與任何管理及業務運作。為着嚴謹遵守上市規則之措詞，孫先生於二零零六年三月三十一日被調任為其士旅遊獨立非執行董事。

   除上文所披露者外及於二零零六年九月一日，即本通函付印前之最後實際可行日期(「最後實際可行日期」)，孫先生於過往三年概無擔當任何上市公司董事之職位。彼於本集團任何成員公司並無擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無持有須根據香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部作出披露之本公司股份任何其他權益。本公司與孫先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。孫先生須根據本公司之細則輪值告退並膺選連任。孫先生於截至二零零六年三月三十一日止年度內並無獲得董事酬金。

2. **周亦卿博士**，執行董事、主席兼董事總經理，現年七十歲，自一九七零年起為其士集團之創辦人。彼亦為萬順昌集團有限公司(股份代號：1001)及邵氏兄弟(香港)有限公司(股份代號：80)之獨立非執行董事及電視廣播有限公司(股份代號：511)之非執行董事，該等全為於聯交所上市之公司。周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。周博士亦為其士科技控股有限公司(「其士科技」)(股份代號：508)之執行董事兼主席，該公司為一家於聯交所上市之公司，並為本公司之附屬公司。周博士亦為本集團及其士科技集團若干公司之董事。彼持有本公司147,738,359股股份之個人權益，佔本公司53.03%權益及持有其士科技已發行股本中6,815,854股股份之個人權益以及被視為擁有104,198,933股股份之公

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士國際集團有限公司股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格送交買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：25)

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
周維正
譚國榮
簡嘉翰
何宗樑

獨立非執行董事
周明權 *O.B.E., J.P.*
李國謙
孫開達

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
委任新核數師
一般性授權發行股份及購回本公司股份
股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，委任新核數師，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣1.25元之股份(「股份」)。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零六年九月二十八日(星期四)上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零六年度股東週年大會」)處理。

* *僅供識別*

82-04203

CHEVALIER

Chevalier International Holdings Limited
其 士 國 際 集 團 有 限 公 司

(Incorporated in Bermuda with limited liability)
(Stock Code: 25)

3-31-06 AR/S


CHEVALIER

ANNUAL REPORT
2005-06

Contents

Financial Calendar

Event	Date
Announcement of Interim Results	15th December, 2005
Announcement of Final Results	24th July, 2006
Book Close Dates	
Interim & Special Dividend	3rd to 6th January, 2006
Final Dividend	21st to 25th August, 2006
Annual General Meeting	28th September, 2006
Payment of Dividends	
Interim dividend of HK$0.20 per share and Special dividend of HK$0.18 per share	12th January, 2006
Final dividend of HK$0.30 per share	5th October, 2006

Financial Summary

(amount expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2006.

Financials *($ Million)*	2002	2003	2004	**2005 (Restated)**	**2006**
Total assets *(Note)*	5,176	5,392	6,003	**6,453**	**6,936**
Total liabilities *(Note)*	2,677	2,913	3,206	**3,622**	**3,948**
Minority interests *(Note)*	332	279	323	**291**	**267**
Shareholders' equity *(Note)*	2,167	2,200	2,474	**2,540**	**2,721**
Share capital (Number of shares in issue: in million)	255	262	279	**279**	**279**
Turnover	3,339	3,332	3,199	**4,290**	**5,237**
Profit attributable to equity holders of the Company *(Note)*	114	84	186	**295**	**331**
Per Share Basis *($)*					
Earnings *(Note)*	0.45	0.32	0.69	**1.06**	**1.19**
Dividend	0.175	0.175	0.30	**0.45**	**0.68**
Net asset value (at book value) *(Note)*	8.50	8.40	8.87	**9.10**	**9.75**



TURNOVER
($ Million)
02
3,339
03
3,332
04
3,199
05
4,290
06
5,237



PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
($ Million)
02
114
03
84
04
186
05
295
06
331



EARNINGS AND DIVIDEND
(PER SHARE BASIS)
($)
02
0.175
0.45
03
0.175
0.32
04
0.30
0.69
05
0.45
1.06
06
0.68
1.19
Dividend
Earnings



SHAREHOLDERS' EQUITY
($ Million)
02
2,167
03
2,200
04
2,474
05
2,540
06
2,721

Note: These figures for 2005 have been restated pursuant to the adoption of all applicable HKFRSs as explained in Note 3 to the financial statements of 2006. Figures for 2004 and prior years have not been restated as it would involve delay and expenses out of proportion to the benefit of shareholders.

Financial Summary

(amount expressed in Hong Kong Dollars)

	2006 $ Million	2005 $ Million
Segment turnover		
Construction and engineering	**2,524**	2,287
Insurance and investment	**1,016**	516
Property and hotel	**523**	535
Computer, information communication technology, F&B and others	**1,174**	952
Total segment turnover	**5,237**	4,290

2006 Segment turnover



22%
49%
10%
19%

2005 Segment turnover



22%
54%
12%
12%

	2006 $ Million	2005 $ Million
Segment results		
Construction and engineering	**182**	161
Insurance and investment	**97**	56
Property and hotel	**204**	196
Computer, information communication technology, F&B and others	**58**	11
Total segment results	**541**	424

2006 Segment results



33%
18%
11%
38%

2005 Segment results



38%
13%
3%
46%

☐ Construction and engineering ■ Insurance and investment ☐ Property and hotel ☐ Computer, information communication technology, F&B and others

Corporate Information



Executive Directors

CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
CHOW Vee Tsung, Oscar
TAM Kwok Wing
KAN Ka Hon
HO Chung Leung

Independent Non-Executive Directors

CHOW Ming Kuen, Joseph O.B.E., J.P.
LI Kwok Heem, John
SUN Kai Dah, George

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
35th Floor, One Pacific Place
88 Queensway, Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited
BNP Paribas, Hong Kong Branch
DBS Bank, Ltd., Hong Kong Branch
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Liu Chong Hing Bank Limited
Shanghai Commercial Bank Limited

Solicitors

Richards Butler
Appleby Spurling Hunter

Registered Office

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock Code: 25

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier.com


Holdings Limited
Construction and
Property and
Insurance and
IT, Food
& Beverage and
Others
Lifts &
Escalators
Pipe
Technologies
Aluminium
Windows and
Curtain Walls
Building
Construction
Civil
Engineering &
Infrastructure
Environmental
Engineering
Air-conditioning
Systems and Electrical
& Mechanical
Engineering
Building Materials
and Equipment
Property
Investment and
Development
Logistics and
Warehousing
Property
Management
Hotel Investment
Insurance
Services
Asset
Management
Chevalier iTech
Printing
Business
Automobile and
Trading
Finance and
Leasing
Travel Agency
Network
Solutions
Pacific Coffee
Mobile
Digital
Solutions
Enterprise
Automation
Technology

Major Events in 2005-06

(April 2005 - March 2006)

April 2005

- Chevalier Pipe Technologies Limited took part in a global trade fair and held a launch party in Munich, Germany



- Chevalier (Aluminium Engineering) Limited was awarded the KIL 11151, Olympic Station, Kowloon – Tower 3, 5 and 6 (Package 1) project

May 2005

- Chevalier (Aluminium Engineering) Limited was awarded a residential project at Ngau Tam Mei Road, Yuen Long

June 2005

- Chevalier Hotel – Xinyang was awarded the "Ten Best Non-State-Owned Corporation of 2004" by Xinyang Government
- Chevalier (Aluminium Engineering) Limited was awarded the Tokyo Interior Furniture project


東京インテリア



July 2005

- Announcement of 2004-05 annual results
- Chevalier (Envirotech) Limited was awarded the "Supply and Installation of Electrical and Mechanical Equipment for Tai Po Sewage Treatment Works Stage V Phase I" project by Drainage Services Department



- Chevalier (Construction) Co., Ltd. was awarded a contract to build the Hong Kong Community College at the Hong Kong Polytechnic University

September 2005

- Celebration of Chevalier Group's 35th anniversary


35
ANNIVERSARY

- 2005 Annual General Meeting

October 2005

- The Lifts & Escalators Division was awarded 6 prizes in the "Quality Public Housing Construction and Maintenance Awards 2005"
- Chevalier (Chengdu) Investment Management Limited acquired 44% of 北京凤桐祥瑞房地產開發有限公司



November 2005

- Chevalier (Aluminium Engineering) Limited was awarded the Citygate Hotel Tower project
- Chevalier Group sponsored Chevalier Cup Race Day for the 10th consecutive year


CHEVALIER CUP

December 2005

- Announcement of 2005-06 Interim Results
- Chevalier Pipe Technologies Limited signed a Memorandum of Understanding with Sekisui Chemical Co Ltd. to jointly develop the US market
- Generator Department of Air-conditioning Division was awarded Sands Casino project in Macau
- Air-conditioning Division was awarded Grand Lisboa project in Macau
- Dr Y C Chow, Chairman & Managing Director of the Group, was awarded DHL/SCMP Business Award 2005 – Owner-Operator Award


South China Morning Post

January 2006

- Chevalier Group signed contract with Qiyang Group of Sichuan to jointly invest in the dealerships of Toyota and Nissan cars
- Nissan Dealership launched in Chengdu
- Chevalier (Aluminium Engineering) Limited was awarded Phase 3 Redevelopment of the Hong Kong Sanatorium Hospital project



February 2006

- Chevalier (Envirotech) Limited was awarded Meritorious Awards in "Construction Sites Housekeeping Award Scheme (2005)"
- Chevalier M & E Consortium was awarded Silver Award in the Civil Engineering Sites – Sub-contractors category of "Construction Industry Safety Award Scheme 2005 / 2006"
- Action Honda in Canada was awarded 2006 Honda Quality Dealer Award


CHEVALIER
ACTION
Honda

- Chevalier Group and Chevalier Property Management Limited were awarded "Caring Company Logo"
- The Lifts & Escalators Division was awarded a contract to install 30 lifts and 5 escalators at Chengdu Shangri-La Hotel and Office Development

March 2006

- Toyota Dealership launched in Chengdu


CHEVALIER
CHEVALIER GROUP

Dr Chow Yei Ching,
Chairman and Managing Director

The Board of Directors is pleased to report to shareholders that the Group continued its strong performance and delivered another year of good results. Benefited from the general recovery of the Hong Kong economy and the robust property market in the PRC in the first half of 2005, all the Group's different segments, namely Construction and Engineering, Insurance and Investment, Property and Hotel as well as IT and Food and Beverage boasted impressive turnover contribution. Total turnover of the Group increased to HK$5,237 million, up 22% when compared with the previous financial year (2005: HK$4,290 million). Profit attributable to equity holders of the Company was HK$331 million, up 12% from last year's (2005: HK$295 million), and basic earnings per share were HK$1.19 (2005: HK$1.06). Excluding the HK$30.7 million (2005: HK$44.2 million) surplus from revaluation of property, operating profit increased from HK$250.8 million to HK$300.3 million, representing an increase of 19%.

DIVIDEND

The Board of Directors recommend the payment of a final dividend of HK$0.30 (2005:HK$0.25) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 25th August, 2006. Together with the interim dividend of HK$0.20 (2005: HK$0.20) and special dividend of HK$0.18 (2005: Nil) per share paid in January 2006, the total dividends for the year amounted to HK$0.68 (2005: HK$0.45) per share, 51% more than last year and representing a dividend payout of 57%. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Thursday, 5th October, 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Construction and Engineering

During the year, turnover of this segment increased by 10% to HK$2,524 million with operating profit at HK$182 million, up 13% from last year's. The overall percentage of operating profit to turnover remained at around 7%.

Keen competition in both the Hong Kong and Singapore markets adversely affected the performance of the Lifts and Escalators Division. However, with the property market in Hong Kong and Singapore showing signs of recovery, and the division having been recently awarded contracts to install lifts and escalators for renowned projects in Mainland China such as the Chengdu Shangri-La Hotel and office development and the Dalian Commodity Tower, the division expects to remain its profit contribution in the coming year.


Installation of curtain wall for Citygate Hotel Tower

The Aluminium Windows and Curtain Walls Division performed well during the year due to cyclical improvement in construction market. Supported by an advanced manufacturing plant in Mainland China, a strong design engineering team in Australia and teams of seasoned project management professionals, the division is able to complete any job smoothly, on time and within budget. It has also recently secured foothold in Japan and Shanghai, marking the extension of its geographical reach. Major contracts in progress during the year included:

- Tower 21, Union Square of Kowloon Station
- Citygate Hotel in Tung Chung
- Kowloon Bus Depots in Mei Fu
- Hongkong Sanatorium Hospital Phase 3
- MGM Grand Hotel in Macau

Contribution from projects in Macau boosted the performance of the Environmental, Electrical and Mechanical Engineering Division. Major contracts in progress included:

- Supply and installation of electrical and mechanical equipment for Tai Po Sewage Treatment Works Stage V Phase I
- Enhancement of Hypochlorite Dosing Plant for CLPP Power Station
- Supply and installation of Combined Heat and Power Generating Set System at Shek Wu Hui Sewage Treatment Works
- Electrical installation for a hotel development in Hung Hom Bay
- Mechanical installation for Wynn Resorts and its extension in Macau
- HVAC System installation for Grand Lisboa Hotel and Casino in Macau



Installation of HVAC system for Grand Lisboa Hotel in Macau, which is under construction

The Building Construction Division performed within expectation with results affected by market competition. The total value of contracts the division has on hand amounted to approximately HK$605 million. Major contracts in progress during the year included:

- Hong Kong Jockey Club Enterprise Centre at the Hong Kong University of Science and Technology
- Hong Kong Community College Development at Hong Kong Polytechnic University
- International school in Ma On Shan for the English Schools Foundations
- Primary school in Area 12, Yuen Long, the New Territories



Chevalier was awarded the contract to build the Hong Kong Community College by the Hong Kong Polytechnic University

The Chevalier Pipe Technologies Group ("CPT") pools together all pipe rehabilitation expertise of Chevalier companies in sales and technical solution, technology support and construction. It will continue to restructure operation to improve efficiency. All CPT companies, like NordiTube Belgium, RibLoc Australia and Chevalier Pipe Rehabilitation Hongkong reported increased turnover for the reporting year.


Pipe rehabilitation projects of Chevalier exist all over the world Picture shows the project at Hamburg Germany

In addition to the already established businesses of CPT, Chevalier's latest acquisition of Kanal-Muller-Gruppe GmbH ("KMG") is expected to give CPT a major impetus for growth in Europe. With 50 years of success and leadership in pipe maintenance and rehabilitation in Europe, KMG has been one of the region's leading companies in the field of trenchless sewer rehabilitation. A pioneer in Cured in Place technologies, KMG played an instrumental role in developing the German market for the patented technologies in the early nineties and has championed related technological and environmental standards.


Ribloc installation at Hung Shui Kiu

With KMG on board since 2004, the Pipe Technologies Division has evolved from a local specialist into a major player in Europe and the Middle East with an enlarged portfolio of applications in pipe rehabilitation and construction, waste disposal and industrial pipe infrastructure.

Insurance and Investment

Turnover of the segment increased from HK$516 million last year to HK$1,015 million this year, and its profit contribution increased substantially from HK$56 million to HK$97 million. The tremendous increase was made up mainly of investment income, which grew in line with the worldwide financial market upturn during the year under review.

Our investment objective is to achieve good financial returns at calculated risks while maintaining adequate liquidity for meeting insurance claim commitments and protection of capital. Our investment committee comprising several executive directors and aided by investment professionals and fund houses is responsible for managing closely our investment portfolio to achieve set targets. Investment decisions are made prudently after taking into account risks in relation to capital gain potential, and also the need to diversify investment across different risk types, businesses and geographies. The Group will continue to adopt a prudent and conservative approach in managing its HK$1.4 billion investment portfolio, around 60% of which is in principal-protected fixed interest instruments, high yield notes, bank deposits and other fixed income instruments, and the balance in equity and funds. The proven investment strategy coupled with a favourable investment market explained the segment's significant profit growth for the year.

The primary goal of our underwriting business is to achieve an underwriting profit, while providing capital for achieving moderate financial returns from asset management. The Group has been very disciplined in selecting insurance products and demands policies underwritten to have adequate premium as well as appropriate terms and conditions to cover associated risks. In the past two years, we strategically reduced our underwriting business in combat of cut-throat competition in labour compensation insurance for the construction industry where premium rates were lowered to levels not justifying the risk of compensating the claims. However, the Group expects this market situation to change and the business to recover gradually in the coming years.

Property and Hotel

This segment performed well during the year with turnover slightly decreased by 2% from HK$535 million to HK$523 million. Operating profit including surplus from revaluation of property of this segment increased from HK$196 million last year to HK$204 million. Excluding the revaluation surplus, operating profit rose from HK$151.7 million to HK$172.4 million. The segment benefited mainly from the timely launch of units at Chevalier Place in Shanghai, steady contribution in cold-storage rental revenue and rental income from investment properties.



Chevalier Place Shanghai

With economic conditions improving, income from rental properties in Hong Kong continued to grow last year. All the Group's investment properties were almost fully occupied, thus provided steady revenue and earnings. Chevalier Place, the luxury residential property at a prime location in the city center of Shanghai, which was launched for sale in 2005, was well received by the market. Two-third of the units have been sold since the launch, generating total sales proceeds of approximately HK$490 million, of which HK$254 million was booked for this financial year.

The Group increased investment in property development projects in Mainland China, riding on its solid experience in managing property projects in Hong Kong. The Group expects the economic austerity measures imposed by the Chinese Government recently to regulate the property market and control luxury units would help stabilise property prices in the short-term and calm the overheated market. In the longer term, taking into account the country's easing monetary policies, the under-valued RMB, strong growth in household income and restrictions on land supply, continual healthy development is expected for the mainland property market. As the Group will be mainly pursuing cooperation with various partners to develop affordable middle- to high-end real estates in second-tier cities such as Chengdu, Hefei, Dongguan and Shenzhen, it is not expected the said austerity measures would significantly impact on the Group in the long run. Currently, the Group is engaged in residential and commercial property projects in the PRC of an estimated total gross floor area of about 1.3 million sq.m. in which the Group has about one half of the interest. Certain projects are expected to start contributing revenue in 2007.

The Property Management Division provides management services for commercial and industrial buildings, residential units, shopping arcades, car parks and other communal facilities, serving a total floor area of over 2 million sq. m. in Hong Kong. The division recently received the Bronze Award of the 2006 Quality Award from the Hong Kong Management Association in recognition of its quality property management service. In addition to the business in Hong Kong, the division is licensed in various cities in Mainland China and has been awarded management contracts for luxurious high-rise residential buildings, villas and commercial buildings in Shanghai and Chengdu, involving a total floor area of over 220,000 sq.m. Supported by the Group's expanding property development portfolio in Mainland China, the division is poised to secure more property management business in the foreseeable future.



The Property Management Division has won the Bronze Award of the 2006 Quality Award

Performance of the Group's 18-storey and 428,000 sq.ft. cold storage facility in Kwai Chung was satisfactory. The services it provides include freezer compartments for storing meat, seafood and frozen foodstuffs, air-conditioned rooms for confectioneries, film, glue and medicine, and bonded warehouse for storing dutiable goods including tobacco and liquors. Since operation, the warehouse has maintained a highly satisfactory occupancy rate and stable profit contribution. The Group expects steady rental income from the logistics and warehousing business and in turn satisfactory return to the Group.

The occupancy rates of the Chevalier Hotels in Xinyang, Dongguan and Jiujiang and the Rosedale on Robson Suite Hotel in Vancouver were similar to last year. The Group will continue to implement measures to contain costs and realign manpower resources with the aim of improving the profitability and efficiency of its hotel business.

IT, Food & Beverage and Others

Although turnover contributed by the Computer and Information Communication Technology segment decreased a slight 5% to HK$539 million, the segment's operating profit increased substantially from HK$1.5 million to HK$18.4 million. Such strong increment was mainly attributable to the strong growth in profit of the notebook computer distribution business in Hong Kong. The restructuring of Thailand operation and streamlining of operations of the Business Machines Division in Singapore and the PRC also contributed to the remarkable improvement in the segment's profitability.


Pacific
Coffee
Company
Pacific Coffee opened up the China market in the year 2005/06

Pacific Coffee, acquired by the Group in May 2005, contributed a 10-month turnover of HK$180 million to the new Food and Beverage Division for the year, with profit amounting to HK$18.8 million. Pacific Coffee continued its growth plan in Hong Kong and Singapore and expanded into the PRC market. Before the acquisition in May 2005, Pacific Coffee had a total of 44 outlets. Currently, it operates a total of 57 outlets, including 44 in Hong Kong, 8 in Singapore, 3 in Shanghai and 2 in Beijing . It also plans to expand business to Macau before the end of this year. Seeing tremendous growth potential for its food and beverage businesses in the region, the Group will further develop the business to obtain economy of scale and broaden the income stream by adding new stores to the Pacific Coffee chain.



Toyota Dealership invested by Chevalier in Chengdu, China

As for the Motor Vehicles and Food Trading Division, both Action Honda and Chevalier Chrysler in Canada sell a variety of the latest automobile models and provide professional after-sales and maintenance services to customers. Action Honda competed with another 211 Honda dealers for the 2006 Honda Quality Dealer Award in Canada, and was among the 65 dealers who won the prestigious title. In its bid to tap potential business resulting from the improving living standard and income of mainlanders, the Group invested in a car dealership venture in Chengdu in January 2006 to run two full-service dealership outlets for Toyota and Nissan respectively.

PROSPECTS

The Hong Kong economy has been recovering since 2003 and 2005 was another year of robust growth. However, Hong Kong is susceptible to changes in the external environment and moderate real growth is expected for it in 2006, heeding the slow down of growth in both exports and domestic demand. The slacking economy of import countries, especially the US, will affect export growth and rising interest rates are expected to dampen consumer demand.

Nevertheless, 2005/06 marked a fruitful year of Chevalier Group in terms of turnover and profit. Following our strategy of expansion and diversification, apart from the steady performance record in our existing lines of businesses, the Group will continue to capitalise on its organic growth and will explore and expand our existing operations. CPT will strive to continue to strengthen its presence in North America with the aim of achieving sustainable success. The increase in turnover, continuous internal restructuring and further penetration of the Europe market have brought the Group another step closer to achieving its goal – to be a key player in the underground infrastructure sector.

In Mainland China, the economy grew by 10.9% in the first half of 2006. However, with its two key drivers – exports and investment – both flattening, the economy is expected to slow down in 2006. The country tightening its monetary policy will also threaten growth. Mainland China's growth figures for the first and second quarters have sparked concerns about an overheating economy and that prompted the People's Bank of China to raise the one-year lending rate by 0.27% point to 5.85% in April. In May this year, the central government unveiled a package of policies and measures to cool property prices and stimulate construction of homes for the low-to middle-income group. Although these measures will have greater impact on short-term speculators, there will be a mild impact on our development projects in the short term as most of our projects are still under construction and are not in the luxurious property category. The Group's strategy is looking for long-term capital growth and our target customers are mid-income level in the second tier cities. Leveraging on the expertise and experience of our local partners, we will closely monitor the latest development of the property market in the PRC and adjust our pace of property development in a prudent manner.

For Pacific Coffee, the Group sees bright prospects in Mainland China. Aided by government efforts to encourage private consumption and boost the retail sector, growth of the services sector in the Mainland will accelerate, a trend favourable for Pacific Coffee looking to expand in the country.



Board of Directors
Front row from left: Kuok Hoi Sang, Chow Yei Ching, Fung Pak Kwan
Back row from left: Tam Kwok Wing, Ho Chung Leung, Chow Vee Tsung, Oscar, Kan Ka Hon

In the fourth quarter of 2005, the Macau economy grew 8.9% in real terms while 6.7% was recorded for the entire 2005. The city can expect investment in gaming industry and tourism facilities to remain strong and its government to continue to spend significantly on public works. To tap the opportunities in the steady growth of Macau economy, the Group has established strong presence in the city and will continue to develop its businesses such as construction and engineering in the market.

With potential interest rate hikes and inflation still causing concern, the Group will seek to strengthen and expand its core business operations and explore with caution different business opportunities so as to bring maximum returns to its shareholders.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism, which had seen the Group achieved a fruitful year.

By Order of the Board
CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 24th July, 2006



As at 31st March, 2006, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$2,721 million (2005: HK$2,540 million), an increase of HK$181 million or 7% when compared with 2005. Such increase was mainly attributable to the profit attributable to equity shareholders of the Company of HK$331 million, offsetting by payments of dividends during the year totalling HK$176 million.

Total debt to equity ratio was 73% (2005: 66%) and net debt to equity ratio was 38% (2005: 17%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$2,721 million (2005: HK$2,540 million). The increases of these ratios were attributable to increases in both total and net borrowings to finance the Group's property development projects in the PRC and acquisition of Pacific Coffee.

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,997 million (2005: HK$1,688 million). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$961 million (2005: HK$1,260 million) and net borrowings amounted to HK$1,036 million (2005: HK$428 million). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$100 million are hedged to fixed rates through Interest Rate Swap Agreements.

With the increase in borrowing and the rise of interest rates during the year, finance costs for the year amounted to HK$80 million (2005: HK$27 million), an increase of HK$53 million as compared with 2005.

The Group has provided guarantees in respect of banking facilities granted to associates, amounting to HK$110 million (2005: HK$95 million).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Particulars of major properties held by the Group are as follows:

(A) Held as Investment Properties/Properties for Own Use

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Hong Kong				
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floor one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay	Office premises and car parking space	174,600	Medium	100
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon	Industrial	16,000	Medium	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories	Industrial	118,300	Medium	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay	Industrial	177,500	Medium	100
The Whole of the 2nd, 3rd, 4th and 5th Floors, Factory Units Nos. 2205 and 2207 on 22nd Floor, and 8 carparks of Tsuen Wan Industrial Centre, Nos. 220-248 Texaco Road, Tsuen Wan, New Territories	Industrial	163,000	Medium	49
124-130 Kwok Shui Road Kwai Chung, New Territories	Cold storage warehouse	427,500	Medium	75
9 Henderson Road, Jardine's Lookout	Residential	9,500	Long	100
No. 20, Shek O Road	Residential	5,300	Long	100
Singapore				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial	80,000	Freehold	100
The Blue Building, 10 Genting Road, Singapore 349473	Industrial	17,000	Freehold	100

Schedule of the Major Pr

(A) Held as Investment Properties/Properties for Own Us

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Canada				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and parking space for automobile dealership	20,200	Freehold	100
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and parking space for automobile dealership	25,000	Freehold	100
888 Hamilton Street, Vancouver, B.C.	Hotel	66,000	Freehold	86
United States of America				
430 East Grand Avenue, South San Francisco, CA	Industrial/ Warehouse	38,000	Freehold	100
The Mainland China				
355 Minquan Road, Xinyang City, Henan Province	Hotel	129,000	Medium	70
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City	Hotel	123,500	Long	100
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	60.8
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	60.8

(A) Held as Investment Properties/Properties for Own Use (continued)

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Germany				
Julius Strasse 12 32816 Schieder-Schwalenberg Germany	Production (impregnation plant)	245,000	Freehold	94.77
Julius Strasse 6/10 32816 Schieder-Schwalenberg Germany	Office and repair shop	227,000	Freehold	100
An der Brehnaer Str I 06794 Glebizsch Germany	Office and repair shop	218,000	Freehold	100

(B) Properties under Development

Location	Stage of completion	Expected date of completion	Major usage	Approximate site area sq.ft.	Estimated floor area after completion sq.ft.	Group's interest %
The Mainland China						
Beijing Huairou District	In progress	2007 and 08	Residential and villa	1,909,400	1,324,900	44
Chengdu Jinjiang District	In progress	2008	Residential	101,600	728,000	49
Dongguan City Central	In progress	2010	Residential and commercial	104,880	524,300	50
Shenzhen Lo Wu Xi Ling Village	In progress	2008	Residential	159,100	1,321,300	46

(C) Property for Sale

Location	Approximate gross floor area sq.ft.	Lease term	Group's Interest %
Hong Kong			
Charming Garden 8-16 Hoi Ting Road, Mongkok West, Kowloon	12,400	Medium	100
Beverly Garden 1 Tong Ming Street, Tseung Kwan O, New Territories	22,000	Medium	100
Glorious Garden 45 Lung Mun Road, Tuen Mun, New Territories	8,300	Medium	100
The Mainland China			
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	130,000	Long	80

Corporate Governance Re

The board of directors (the "Board") is committed to maintaining a high standard of corporate governance practices and business ethics in the firm belief that they are essential for maintaining and promoting investors' confidence and maximising shareholders' returns. The Board reviews its corporate governance practices from time to time in order to meet the rising expectations of stakeholders and comply the increasing stringent regulatory requirements, and to fulfil its commitment to excellence in corporate governance.

The Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") came into effect on 1st January, 2005. The CG Code sets out two levels of corporate governance practices namely, mandatory code provisions that a listed company must comply with or explain its non-compliance, and recommended best practices that a listed company is encouraged to comply with but need not disclose in the case of non-compliance. The Company is in compliance with the mandatory code provisions of the CG Code except for certain areas of non-compliance discussed later in this report.

BOARD OF DIRECTORS

The Board is charged with providing effective and responsible leadership for the Company. The directors, individually and collectively, must act in good faith in the best interests of the Company and its shareholders. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointment, and dividend and accounting policies. Biographical details of the Directors of the Company as at the date of this report are set out on pages 34 to 36.

The Board comprises 7 Executive Directors and 3 Independent Non-Executive Directors. The full Board met four times during the year under review. The attendance of Directors at the Board Meetings and the Board Committees Meetings is set out in the table below:

	Meetings Attended/Held		
Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Executive Directors			
Dr Chow Yei Ching *(Chairman and Managing Director)*	4/4		
Mr Kuok Hoi Sang *(Managing Director)*	4/4		2/2
Mr Fung Pak Kwan	4/4		
Mr Chow Vee Tsung, Oscar	3/4		1/2
Mr Tam Kwok Wing	3/4		
Mr Kan Ka Hon	4/4		
Mr Ho Chung Leung	4/4		
Independent Non-Executive Directors			
Mr Wong Wang Fat, Andrew (resigned on 31st March, 2006)	4/4	2/2	2/2
Dr Chow Ming Kuen, Joseph	4/4	2/2	2/2
Mr Li Kwok Heem, John	3/4	2/2	2/2
Mr Sun Kai Dah, George (appointed on 31st March, 2006)	Not Applicable	Not Applicable	Not Applicable

The Board members have no financial, business, family or other relationships with each other save for the father-son relationship between Dr Chow Yei Ching and Mr Chow Vee Tsung, Oscar. Each of the Independent Non-Executive Directors has confirmed in writing his independence to the Company pursuant to Rule 3.13 of the Listing Rules except that Mr Sun Kai Dah, George has confirmed his independence under Rule 3.13 (7) by the reason of his directorship with Chevalier (Travel Agency) Limited ("CTA"), a subsidiary of the Company, since 15th April, 2002. Nevertheless, he was not involved in the management of CTA, has neither received any remuneration from CTA nor has an office at CTA and attends work there. Since his appointment in 2002 with CTA, his involvement in CTA has been restricted to provide an independent overview and guidance on its financial standing and performance. He has been provided with the audited accounts of CTA on an annual basis for review and has asked to give comments and suggestions thereon. He has given remarks on the audited accounts of CTA generally, such as requesting its management to note the need of broadening revenue sources and exploring possible cost cutting measures. Except for this, he has no material direct involvement in the daily management and operation of CTA. In strict compliance with the use of words of the Listing Rules, he was re-designated as an Independent Non-Executive Director of CTA on 31st March, 2006.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Since the Board is involved in the appointment of new Directors, the Company has not established a Nomination Committee. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering new director appointments. All candidates must also meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-Executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Bye-Laws of the Company (the "Bye-Laws"), all Directors are subject to retirement by rotation and re-election at annual general meetings of the Company. New Directors appointed by the Board during the year are required to retire and submit themselves for re-election at the annual general meeting or general meeting immediately following their appointments. Further, at each annual general meeting, one-third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire from office by rotation and no later than the third annual general meeting since the last re-election or appointment of such Director. Currently, all Independent Non-Executive Directors are not appointed for a specific term.

Appointment and resignation of Independent Non-Executive Directors were considered at two separate Executive Committee meetings of the Company on 31st March, 2006 with the attendance of Dr Chow Yei Ching and Mr Kuok Hoi Sang in both meetings.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The CG Code provision stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Chairman and Managing Director of the Company is Dr Chow Yei Ching and the Group Managing Director is Mr Kuok Hoi Sang. The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Group Managing Director is responsible for managing the Group's businesses.

AUDIT COMMITTEE

The Audit Committee was established in 1998 with written terms of reference and Mr Li Kwok Heem, John, an Independent Non-Executive Director of the Company, is the Chairman of the committee. He is a qualified accountant with extensive experience in financial reporting and controls. Other members include all other Independent Non-Executive Directors, namely, Dr Chow Ming Kuen, Joseph, Mr Sun Kai Dah, George (appointed on 31st March, 2006) and Mr Wong Wang Fat, Andrew (resigned on 31st March, 2006). The Audit Committee is responsible for the appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system, internal control procedures and risk management frameworks. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Audit Committee held two meetings during the year ended 31st March, 2006. At the meetings, it reviewed the connected transactions (if any), the interim accounts for the six months ended 30th September, 2005 and last year's final results for the year ended 31st March, 2005, and has reviewed with Management the accounting principles and practices adopted by the Group and discussed the auditing, internal controls, financial reporting matters and risk management systems of the Group. The final results for the year ended 31st March, 2006 were reviewed by the Audit Committee in its meeting held on 21st July, 2006.

REMUNERATION COMMITTEE

The Remuneration Committee was established on 10th March, 2005 with written terms of reference. Mr Wong Wang Fat, Andrew was the Chairman of the committee before his resignation on 31st March, 2006 and after then Dr Chow Ming Kuen, Joseph is the Chairman of the committee. Other members of the committee include Messrs Li Kwok Heem, John, Sun Kai Dah, George (appointed on 31st March, 2006), Kuok Hoi Sang and Chow Vee Tsung, Oscar. The Remuneration Committee is responsible for reviewing and determining the compensation and benefits of the Directors and senior management of the Company. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Remuneration Committee held two meetings during the year ended 31st March, 2006 to review the remuneration packages paid to Directors and Senior Management for the year ended 31st March, 2006.

MANAGEMENT COMMITTEE

The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's business to an Executive Committee which was established in 1991. Members of the Executive Committee comprise 7 Executive Directors, namely Dr Chow Yei Ching, Messrs Kuok Hoi Sang, Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung.

INTERNAL CONTROL

The Board has overall responsibilities for maintaining a sound and effective internal control system of the Group. During the year, the Board has conducted a review of the effectiveness of the Group's internal control system, covering its financial, operational, compliance control and risk management functions for internal controls. The Group's system of internal control includes a defined management structure with limits of authority, and is designed to help the Group achieve its business objectives, safeguard its assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage rather than eliminate risks of failure in the Group's operational systems and in the achievement of the Group's business objectives.

The Internal Audit Department plays a major role in monitoring the internal control of the Group and reports directly to the Chairman. It has unrestricted access to review all aspects of the Group's activities and internal controls. It also conducts special audits of areas of concern identified by Management or the Audit Committee. The Internal Audit Department adopts risk and control-based audit approach. All audited reports are circulated to the Audit Committee and key management. The Internal Audit Department is also responsible for following up the implementation of recommendations and corrective actions. The Audit Committee has free and direct access to the Head of Internal Audit Department without reference to the Chairman or Management.

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR THE ACCOUNTS

The Directors acknowledge that it is their responsibilities in preparing the financial statements for the year ended 31st March, 2006 on a going concern basis.

The Auditors of the Company acknowledge their reporting responsibilities in the auditors' report on the financial statements for the year ended 31st March, 2006 as set out in the Report of the Auditors on page 39.

AUDITORS' REMUNERATION

During the financial year ended 31st March, 2006, the fees paid/payable to the auditors in respect of audit and non-audit services provided by the auditors to the Group were as follows:

Nature of services	**Amount** *(HK$'000)*
Audit services	5,800
Non-audit services	
(i) Tax services	545
(ii) Other services	584

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he has complied with the Model Code throughout the year.

SOCIAL RESPONSIBILITY

The Group is committed to being a successful and responsible corporate citizen. As such, we are committed not only to delivering quality products and services to our customers and strong and sustained financial performance to our shareholders. We are also committed to creating a positive impact in the communities where we conduct business. We aim to achieve this by, amongst others, support charitable organisations and causes; by ensuring that the workers producing our products are treated with fairness and respect; and at all times achieving our goals through environmentally friendly means.

INVESTOR AND SHAREHOLDER RELATIONS

The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels including individual interviews and meetings. The Group also responds promptly to request for information and queries from the investors.

The Board also welcomes the views of shareholders on matters affecting the Group and encourages them to attend shareholders' meetings to communicate any concerns they might have with the Board or Management directly.

The Company provides extensive information of the Group timely to the shareholders and the public through the publication of interim and annual reports, circulars, notices and announcements. The financial and other information relating to the Group is disclosed on the Company's website at http://www.chevalier.com.

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2006.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries, associates and jointly controlled entities are shown on pages 105 to 112.

The Group's turnover and results for the year ended 31st March, 2006 analysed by business and geographical segments are set out in Note 42 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2006 are set out in the consolidated income statement. An interim dividend of HK$0.20 per share and a special dividend of HK$0.18 per share were paid on Thursday, 12th January, 2006. The Directors now recommend the payment of a final dividend of HK$0.30 per share.

Share Capital

Movements in the Company's share capital during the year are set out in Note 38 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company are set out in Note 49 to the financial statements.

Reserves

Movements in reserves during the year are shown on page 43 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in Note 15 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in Note 16 to the financial statements.

Borrowings

Details of bank loans and other borrowings of the Group as at 31st March, 2006 are set out in Notes 36 and 37 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2 to 3.

Major Customers and Suppliers

The Group's turnover and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. None of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of the major properties of the Group as at 31st March, 2006 are set out on pages 21 to 23.

Employees and Remuneration Policies

As at 31st March, 2006, the Group employed approximately 4,400 full time staff globally. Total staff costs amounted to approximately HK$738 million for the year ended 31st March, 2006. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$2,094,000 to charitable bodies and HK$102,000 to other communities respectively.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching *(Chairman and Managing Director)*
Mr KUOK Hoi Sang *(Managing Director)*
Mr FUNG Pak Kwan
Mr CHOW Vee Tsung, Oscar
Mr TAM Kwok Wing
Mr KAN Ka Hon
Mr HO Chung Leung

Independent Non-Executive Directors

Dr CHOW Ming Kuen, Joseph
Mr LI Kwok Heem, John
Mr SUN Kai Dah, George *(Appointed on 31st March, 2006)*
Mr WONG Wang Fat, Andrew *(Resigned on 31st March, 2006)*

In accordance with the Company's Bye-laws, Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, TAM Kwok Wing, KAN Ka Hon, CHOW Ming Kuen, Joseph and SUN Kai Dah, George shall retire from office at the forthcoming Annual General Meeting and they, being eligible, will offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, CHOW Vee Tsung, Oscar, TAM Kwok Wing and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier iTech Holdings Limited ("CiTL").

Save as aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Directors' and Chief Executives' Interests in Securities

As at 31st March, 2006, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation, within the meaning of Part XV of Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(a) Interests in the Company – Shares

		Number of ordinary shares			
Name of Directors	**Capacity**	**Personal interests**	**Family interests**	**Total**	**Approximate percentage of interest** *(%)*
CHOW Yei Ching	Beneficial owner	147,738,359*	–	147,738,359	53.03
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr CHOW Yei Ching beneficially owned 147,738,359 shares of the Company, representing approximately 53.03% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

Directors' and Chief Executives' Interests in Securities – continued

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CiTL	Beneficial owner and Interest of controlled corporation	6,815,854	104,198,933*	–	111,014,787	64.79
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	–	2,580,000	1.50
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.24
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.26

* *Dr CHOW Yei Ching had notified CiTL that under the SFO, he was deemed to be interested in 104,198,933 shares in CiTL which were all held by the Company as Dr Chow beneficially owned 147,738,359 shares, representing approximately 53.03% of the issued share capital of the Company.*

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Share Option Schemes

A share option scheme of the Company (the "CIHL Scheme") was approved by the shareholders of the Company on 20th September, 2002. Another share option scheme of CiTL, the subsidiary of the Company (the "CiTL Scheme") was also approved by the shareholders of CiTL and the shareholders of the Company on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme. There was no outstanding option under the CIHL Scheme and the CiTL Scheme at the beginning and at the end of the year.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman and Managing Director, aged 70, is the founder of Chevalier Group since 1970. He is the Chairman of CiTL, a public company listed on the Stock Exchange. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited and Shaw Brothers (Hong Kong) Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr Chow Vee Tsung, Oscar, an Executive Director of the Company.

Mr KUOK Hoi Sang, Managing Director, aged 56, joined Chevalier Group in 1972 and is a Director of CiTL, a public company listed on the Stock Exchange. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong - China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

Mr FUNG Pak Kwan, Director, aged 54, joined Chevalier Group in 1974 and is the Managing Director of CiTL, a public company listed on the Stock Exchange. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile, hotel business in North America and food & beverage business of the Chevalier Group.

Directors' Biographies – continued

Executive Directors – continued

Mr CHOW Vee Tsung, Oscar, Director, aged 32, joined Chevalier Group in 2000 and is a Director of CiTL, a public company listed on the Stock Exchange. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K.. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of the Hong Kong Productivity Council and the Internet Professionals Association, an Advisory council of The Better Hong Kong Foundation, a registered manager of Yan Chai Hospital No.2 Secondary School and an Honorary Chairman of the Taiwan Business Association (HK) Ltd. He is the son of Dr Chow Yei Ching, the Chairman and Managing Director of the Company.

Mr TAM Kwok Wing, Director, aged 45, joined Chevalier Group in 1986. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage warehousing divisions, he is also responsible for legal affairs, general administration, human resources management, corporate communications and travel agency business of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Chartered Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau and Chairman of Activities Committee as well as Council Member of The Hong Kong Association of Property Management Companies.

Mr KAN Ka Hon, Director and Company Secretary, aged 55, joined Chevalier Group in 1986 and is a Director and Company Secretary of CiTL, a public company listed on the Stock Exchange. He is an Independent Non-Executive Director of Victory City International Holdings Limited and Easyknit Enterprises Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

Mr HO Chung Leung, Director, aged 56, joined Chevalier Group in 1985. He is responsible for management of Chevalier Group's accounting and treasury activities. Mr Ho is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

Independent Non-Executive Directors

Dr CHOW Ming Kuen, Joseph, aged 64, was appointed as an Independent Non-Executive Director in 2002 and a member of the Audit Committee and Remuneration Committee of the Company. He is the Chairman of Joseph Chow & Partners Ltd. as well as an independent non-executive director & chairman of PYI Corporation Limited, an independent non-executive director of Build King Holdings Limited and director of Wheelock Properties Limited. He has over 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, the PRC and Hong Kong. He is currently the Chairman of the Construction Workers Registration Authority, a Member of Chinese People's Political Consultative Conference of Shanghai as well as Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. He was previously the President of The Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority and Pamela Youde Nethersole Eastern Hospital Governing Committee as well as a Member of the Hong Kong Housing Authority and Hospital Authority.

Directors' Biographies – continued

Independent Non-Executive Directors – continued

Mr LI Kwok Heem, John, aged 51, was appointed as an Independent Non-Executive Director in 2004 and a member of the Audit Committee and Remuneration Committee of the Company. He is an Independent Non-Executive Director of China National Aviation Company Limited and China Merchants Holdings (International) Company Limited which are listed on the Stock Exchange. Previously, he was a partner at PricewaterhouseCoopers, Certified Public Accountants. He graduated from the Imperial College of the University of London with a Bachelor of Science degree and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He also obtained a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania. Mr Li is the Chairman of the United Christian Medical Service and United Christian Hospital and is also a member of the Board of Trustees of Chung Chi College, The Chinese University of Hong Kong.

Mr SUN Kai Dah, George, aged 66, was appointed as an Independent Non-Executive Director and a member of the Audit Committee and Remuneration Committee of the Company on 31st March, 2006. He has extensive experience in business management. He was the founder of Zindart Limited, a company incorporated in 1978 and listed on the United States NASDAQ. He has retired from the position of Chief Executive Officer of Zindart Limited since 1998. Mr Sun was also an independent non-executive director of Chevalier Construction Holdings Limited until his resignation in November 2004, following its privatisation in February 2004. Mr Sun serves as a director of Chevalier (Travel Agency) Limited ("CTA"), a subsidiary of the Company, with non-executive role since 15th April, 2002. In strict compliance with the use of words of the Listing Rules, Mr Sun was re-designated as an Independent Non-Executive Director of CTA on 31st March, 2006.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund (the "MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$1,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$32,886,000 against which the forfeited contributions amounting to HK$1,133,000 have been deducted. There were forfeited contributions amounting to HK$110,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholders' Interests in Securities

As at 31st March, 2006, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Number of shares held	Approximate percentage of interest *(%)*
CHOW Yei Ching	147,738,359	53.03
MIYAKAWA Michiko	147,738,359 *(Note)*	53.03

Note: Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 147,738,359 shares held by Dr Chow.

Save as disclosed above, as at 31st March, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and CiTL, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Corporate Governance

The Board of the Company are committed to maintain high standards of corporate governance. The Company has complied throughout the year ended 31st March, 2006 with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, with exception of deviation. Detailed information on the Company's corporate governance practices is set out in the Corporate Governance Report contained in pages 24 to 28 of the Annual Report.

Sufficiency of Public Float

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 24th July, 2006, the latest practicable date to ascertain such information prior to the issue of this annual report.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire at the forthcoming Annual General Meeting.

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 24th July, 2006

Deloitte.
德勤

TO THE MEMBERS OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of Chevalier International Holdings Limited (the "Company") and its subsidiaries (together referred to as the "Group") on pages 40 to 112 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of the consolidated financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those consolidated financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31st March, 2006 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
24th July, 2006

Consolidated Income Statement

For the year ended 31st March, 2006

	Notes	**2006** **HK$'000**	2005 HK$'000 (Restated)
Turnover	7	**5,237,097**	4,290,482
Cost of sales		**(4,439,493)**	(3,740,895)
Gross profit		**797,604**	549,587
Other income	8	**144,920**	163,505
Distribution costs		**(275,130)**	(141,108)
Administrative expenses		**(110,918)**	(98,503)
Other expenses	9	**(10,946)**	(47,366)
Share of results of associates		**(2,987)**	104
Share of results of jointly controlled entities		**12,874**	475
Finance costs	10	**(79,887)**	(27,056)
Profit before taxation	11	**475,530**	399,638
Income tax expenses	12	**(110,443)**	(82,936)
Profit for the year		**365,087**	316,702
Attributable to:			
Equity holders of the Company		**330,973**	295,058
Minority interests		**34,114**	21,644
		365,087	316,702
Dividends	13		
Interim and special, paid		**105,861**	55,716
Final, proposed		**83,575**	69,646
Earnings per share – Basic	14	**118.8 HK cents**	105.9 HK cents

Consolidated Balance Sheet

As at 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Non-current assets			
Investment properties	15	**469,693**	389,314
Property, plant and equipment	16	**688,640**	698,176
Properties for development	17	**–**	8,901
Prepaid lease payments	18	**461,708**	476,520
Goodwill	19	**212,540**	83,576
Negative goodwill	20	**–**	(12,244)
Other intangible assets	21	**151,958**	46,842
Interests in associates	22	**31,011**	11,672
Interests in jointly controlled entities	23	**231,316**	45,145
Available-for-sale investments	24	**114,010**	–
Investments at fair value through profit or loss	30	**325,903**	–
Investments in securities	25	**–**	13,744
Club debenture		**–**	2,169
Fixed deposits		**–**	241,800
Deferred tax assets	40	**10,394**	12,497
		2,697,173	2,018,112
Current assets			
Inventories	26	**262,084**	249,965
Properties for sale	27	**505,506**	657,609
Debtors, deposits and prepayments	28	**1,085,006**	868,399
Amounts due from associates	22	**38,050**	28,912
Amounts due from jointly controlled entities	23	**184,510**	106,200
Amounts due from customers for contract work	29	**365,761**	344,674
Investments at fair value through profit or loss	30	**1,123,915**	–
Derivative financial instruments	31	**38,303**	–
Investments in securities	25	**–**	1,115,729
Other unlisted investments		**–**	45,915
Bank balances and cash equivalents	32	**635,412**	1,017,747
		4,238,547	4,435,150
Current liabilities			
Creditors, bills payable, deposits and accruals	33	**1,240,872**	1,278,870
Unearned insurance premiums – due within one year		**39,634**	53,933
Outstanding insurance claims	34	**285,051**	338,074
Amounts due to associates	22	**2,423**	1,892
Amounts due to customers for contract work	29	**136,952**	107,270
Derivative financial instruments	31	**10,430**	–
Obligations under finance leases – due within one year	35	**611**	3,543
Deferred service income		**23,330**	23,342
Provision for taxation		**73,721**	11,733
Bank borrowings	36	**595,211**	1,268,332
Other loans	37	**226**	250
Other payable	39	**7,412**	–
		2,415,873	3,087,239
Net current assets		**1,822,674**	1,347,911
Total assets less current liabilities		**4,519,847**	3,366,023

Consolidated Balance Sheet

As at 31st March, 2006

	Notes	2006 *HK$'000*	2005 *HK$'000* (Restated)
Capital and reserves			
Share capital	38	**348,228**	348,228
Reserves		**2,372,566**	2,192,027
Equity attributable to equity holders of the Company		**2,720,794**	2,540,255
Minority interests		**266,897**	290,822
Total equity		**2,987,691**	2,831,077
Non-current liabilities			
Other payable	39	**13,840**	–
Unearned insurance premiums – due over one year		**14,764**	27,784
Obligations under finance leases – due over one year	35	**343**	1,869
Deferred taxation	40	**102,750**	91,078
Bank borrowings	36	**1,399,066**	412,110
Other loans	37	**1,393**	2,105
		1,532,156	534,946
Total equity and non-current liabilities		**4,519,847**	3,366,023

The financial statements on pages 40 to 112 were approved and authorised for issue by the Board of Directors on 24th July, 2006 and are signed on its behalf by:

KUOK Hoi Sang
Director

CHOW Vee Tsung, Oscar
Director

For the year ended 31st March, 2006

	Equity attributable to equity holders of the Company										
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st April, 2004											
As previously reported	348,228	417,860	269,334	7,526	116,543	-	2,799	1,311,559	2,473,849	322,779	2,796,628
Effect of changes in accounting policies *(Note 3)*	-	-	-	-	(116,543)	-	12,495	(20,454)	(124,502)	(26,922)	(151,424)
As restated	348,228	417,860	269,334	7,526	-	-	15,294	1,291,105	2,349,347	295,857	2,645,204
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	-	-	-	-	-	-	7,253	-	7,253	891	8,144
Release on liquidation of a subsidiary	-	-	29	-	-	-	-	-	29	-	29
Total income recognised directly in equity	-	-	29	-	-	-	7,253	-	7,282	891	8,173
Profit for the year	-	-	-	-	-	-	-	295,058	295,058	21,644	316,702
Total recognised income and expenses for the year	-	-	29	-	-	-	7,253	295,058	302,340	22,535	324,875
Dividends paid											
– 2004 final	-	-	-	-	-	-	-	(55,716)	(55,716)	-	(55,716)
– 2005 interim	-	-	-	-	-	-	-	(55,716)	(55,716)	-	(55,716)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(4,124)	(4,124)
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	(37,398)	(37,398)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	10,142	10,142
Contribution by minority shareholders	-	-	-	-	-	-	-	-	-	3,810	3,810
As at 31st March, 2005, as restated	348,228	417,860	269,363	7,526	-	-	22,547	1,474,731	2,540,255	290,822	2,831,077
Effect of changes in accounting policies *(Note 3)*	-	-	58,512	-	-	(79)	-	(49,652)	8,781	(67)	8,714
As at 1st April 2005, as restated	348,228	417,860	327,875	7,526	-	(79)	22,547	1,425,079	2,549,036	290,755	2,839,791
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	-	-	-	-	-	-	15,364	-	15,364	1,751	17,115
Change in fair value of available-for-sale investments	-	-	-	-	-	928	-	-	928	-	928
Total income recognised directly in equity	-	-	-	-	-	928	15,364	-	16,292	1,751	18,043
Profit for the year	-	-	-	-	-	-	-	330,973	330,973	34,114	365,087
Total recognised income and expenses for the year	-	-	-	-	-	928	15,364	330,973	347,265	35,865	383,130
Dividends paid											
– 2005 final	-	-	-	-	-	-	-	(69,646)	(69,646)	-	(69,646)
– 2006 interim and special	-	-	-	-	-	-	-	(105,861)	(105,861)	-	(105,861)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	-	(3,339)	(3,339)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	(58,383)	(58,383)
Contribution by minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	1,999	1,999
At 31st March, 2006	348,228	417,860	327,875	7,526	-	849	37,911	1,580,545	2,720,794	266,897	2,987,691

For the year ended 31st March, 2006

	2006 HK$'000	2005 HK$'000 (Restated)
OPERATING ACTIVITIES		
Profit before taxation	**475,530**	399,638
Adjustments for:		
Share of results of associates	**2,987**	(104)
Share of results of jointly controlled entities	**(12,874)**	(475)
Interest income	**(24,459)**	(23,083)
Interest expenses	**79,796**	26,750
Dividend income from listed investments	**(11,970)**	(3,238)
Finance lease charges	**91**	306
Depreciation	**83,870**	62,382
Impairment loss on property, plant and equipment	**–**	4,665
Impairment loss on other intangible assets	**–**	1,055
Discount on acquisition of subsidiaries	**(9,362)**	–
Release of negative goodwill	**–**	(2,900)
Amortisation of goodwill	**–**	15,309
Amortisation of other intangible assets	**3,321**	2,881
Loss on liquidation of subsidiaries	**–**	533
Net (gain) loss on disposal of property, plant and equipment	**(4,528)**	4,210
Increase in fair value of investment properties	**(30,709)**	(44,183)
Decrease in fair value of derivative financial instruments	**10,003**	–
Increase in fair value of investments at fair value through profit or loss	**(27,931)**	–
Provision for bad debts written back	**(1,939)**	–
Amortisation of prepaid lease payments	**10,642**	10,797
Write-down of properties for sale	**3,930**	28,253
Write-down of inventories	**2,763**	1,785
Deficit on revaluation of properties for own use	**–**	6,881
Loss on disposal of jointly controlled entities	**–**	62
Impairment loss on investment in an associate	**–**	1,413
Impairment loss on goodwill	**3,286**	–
Decrease in value of available-for-sale investments	**2,466**	–
Operating cash flows before movements in working capital	**554,913**	492,937
(Increase) decrease in inventories	**(11,342)**	7,906
Decrease in properties for sale	**154,765**	167,247
(Increase) decrease in debtors, deposits and prepayments	**(172,019)**	317,538
Increase in amounts due from customers for contract work	**(19,688)**	(9,860)
Increase in investments at fair value through profit or loss	**(63,342)**	–
Increase in investments in securities	**–**	(463,807)
Increase in other unlisted investments	**–**	(42,072)
Decrease in creditors, bills payable, deposits and accruals	**(104,371)**	(81,322)
Decrease in unearned insurance premiums	**(27,319)**	(87,798)
(Decrease) increase in outstanding insurance claims	**(53,023)**	24,723
Increase in amounts due to associates	**531**	–
Increase (decrease) in amounts due to customers for contract work	**29,682**	(128,044)
(Decrease) increase in deferred service income	**(75)**	1,619
Net decrease in derivative financial instruments	**414**	–
Exchange difference	**11,832**	(5,941)
Cash generated from operations	**300,958**	193,126
Interest paid	**(71,472)**	(26,194)
Finance lease charges paid	**(91)**	(306)
Profits tax and Mainland China income tax paid	**(65,540)**	(52,029)
Profits tax refunded	**7,967**	1,427
NET CASH FROM OPERATING ACTIVITIES	**171,822**	116,024

For the year ended 31st March, 2006

	Note	2006 HK$'000	2005 HK$'000 (Restated)
INVESTING ACTIVITIES			
Interest received		**22,386**	22,407
Dividends received from associates		**500**	1,000
Purchase of property, plant and equipment, and prepaid lease payments		**(114,508)**	(52,214)
Expenditure on other intangible assets		**(1,992)**	(5,935)
Dividends received from listed investments		**11,970**	3,238
Proceeds from disposal of property, plant and equipment, and prepaid lease payments		**36,655**	5,853
Net cash outflow from acquisition of subsidiaries	41	**(211,937)**	(34,108)
Purchase of additional interest in subsidiaries		**(96,754)**	(93,361)
Investment in associates		**(13,981)**	(338)
Investments in jointly controlled entities		**(148,138)**	(36,899)
Net advances to associates		**(17,923)**	(4,664)
Net advances to jointly controlled entities		**(68,250)**	(89,642)
Purchase of available-for-sale investments		**(79,564)**	–
Increase in investments in securities		**–**	(1,718)
Decrease in pledged deposits		**–**	89,425
Withdrawal of fixed deposits with maturity over three months		**–**	7,800
Placing of fixed deposits with maturity over three months		**–**	(241,800)
NET CASH USED IN INVESTING ACTIVITIES		**(681,536)**	(430,956)
FINANCING ACTIVITIES			
Dividends paid		**(175,507)**	(111,432)
Dividends paid to minority shareholders of subsidiaries		**(3,339)**	(4,124)
New bank and other loans raised		**990,650**	522,111
Repayment of bank and other loans		**(676,819)**	(130,981)
Repayment of obligations under finance leases		**(4,458)**	(3,013)
Contribution by minority shareholders of subsidiaries		**1,999**	3,809
NET CASH FROM FINANCING ACTIVITIES		**132,526**	276,370
Net decrease in cash and cash equivalents		**(377,188)**	(38,562)
Cash and cash equivalents at beginning of the year		**1,015,852**	1,051,550
Effect of changes in foreign exchange rates		**(4,414)**	2,864
Cash and cash equivalents at the end of the year		**634,250**	1,015,852
Analysis of balance of cash and cash equivalents			
Bank balances and cash equivalents		**635,412**	1,017,747
Bank overdrafts		**(1,162)**	(1,895)
		634,250	1,015,852

1. GENERAL

The Company is a public listed company incorporated in Bermuda with limited liability. The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" section to the annual report. The Company's shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out in Appendix 1.

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

(a) Business Combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The Group has applied the relevant transitional provision in HKFRS 3.The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and goodwill arising on acquisitions after 1st April, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of HK$84,905,000 has been transferred to the Group's retained profits on 1st April, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group on 1st April, 2005 eliminated the carrying amount of the related accumulated amortisation of HK$35,862,000 with a corresponding decrease in the cost of goodwill. The Group has discontinued amortising such goodwill from 1st April, 2005 onwards and such goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st April, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2005 have not been restated on application of the transitional provision of HKFRS 3.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – continued

(a) Business Combinations – continued

Goodwill – continued

In the current year, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisitions of foreign operations was reported at the historical rate at each balance sheet date. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to 1st April, 2005 is treated as a non-monetary foreign currency item. Therefore, no prior period adjustment has been made.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisition" previously known as "negative goodwill")

In accordance with HKFRS 3, discount on acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and negative goodwill arising on acquisitions after 1st April, 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1st April, 2005 of HK$26,392,000 previously recorded in reserves and HK$12,244,000 previously presented as a deduction from assets. A corresponding adjustment to the Group's retained profits of HK$38,636,000 has been made.

(b) Financial Instruments

In the current year, the Group applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Investments in debt and equity securities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – continued

(b) Financial Instruments – continued

Investments in debt and equity securities – continued

By 31st March, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses while other investments were measured at fair value with unrealised gains or losses included in profit or loss for the period in which the gains or losses arose. From 1st April, 2005 onwards, the Group has classified and measured its investments in debt and equity securities in accordance with HKAS 39. Under HKAS 39, the Group's investments in debts or equity securities are classified as "investments at fair value through profit or loss", "available-for-sale investments" or "loans and receivables". "Investments at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment after initial recognition.

On 1st April, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the transitional provisions of HKAS 39. A reduction of HK$8,288,000 to the previous carrying amounts of assets and liabilities at 1st April, 2005 has been made to the Group's retained profits.

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities which were previously outside the scope of SSAP 24 in accordance with the requirements of HKAS 39. Financial assets of the Group under HKAS 39 are classified as "investments at fair value through profit or loss", "available-for-sale investments", "loans and receivables" or "held-to-maturity investments". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition.

Derivatives and hedging

By 31st March, 2005, the Group's derivative financial instruments, which comprised interest rate swaps and forward exchange contracts were used to manage the Group's exposure to interest rate and currency fluctuation. The derivatives were previously recorded off balance sheet except for net interest settlement arising on the derivatives, which were previously accounted for on accrual basis. Transactions hedged by forward exchange contracts were recorded at the forward rate specified in the contracts.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – continued

(b) Financial Instruments – continued

Derivatives and hedging – continued

From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives including embedded derivatives which may be separately accounted for from the non-derivative host contracts are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. Fair values of derivatives deemed as held for trading are recognised in profit or loss for the period in which they arise. For derivatives embedded in non-derivative host contracts which are not separated from the relevant host contracts, the combined contracts are measured at fair value through profit or loss.

The Group has applied the relevant transitional provisions in HKAS 39, resulting in the recognition of fair value on derivatives as at 1st April, 2005 and the Group also recognised the derivative embedded in the structured deposits and reclassified the combined instrument previously classified under fixed deposits to "investments at fair value through profit or loss". The financial impact on application of the standard is set out in Note 3.

(c) Investment Properties

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under Statement of Standard Accounting Practice 13 ("SSAP 13") were measured at open market value, with revaluation surplus or deficits credited or charged to the investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The new accounting policy has been applied retrospectively. The financial impact of the change is set out in Note 3. Comparative figures for 2005 have been restated.

(d) Freehold Land Held for Undetermined Future Use

Previously, freehold land held for an undetermined future use was carried at cost less impairment. The Group classifies its freehold land held for an undetermined future use as investment properties and use the fair value model to account for such freehold land in accordance with HKAS 40. Changes in fair value of the freehold land are recognised directly in profit or loss. The Group has applied the relevant transitional provisions in HKAS 40 and adopted the change in accounting policy from 1st April, 2005 onwards. An adjustment of HK$4,260,000 has been made to the carrying amount of the freehold land as at 1st April, 2005 with a corresponding adjustment recognised in the retained profits at that date.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – continued

(e) Owner-occupied Leasehold Interest in Land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. These owner-occupied leasehold land and buildings are, classified by the Group, as properties for own use, cold storage warehouse and hotel properties. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and the financial impact is set out in Note 3.

(f) Owner-occupied Properties

In previous years, owner-occupied properties were stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations were performed with sufficient regularity such that the carrying amount did not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties was credited to the revaluation reserve, except to the extent that it reversed a revaluation decrease of the same asset previously recognised as an expense, in which case the increase was credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property was dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property.

In the current year, the Group, for the first time, applied HKAS 16 "Property, Plant and Equipment". Because the revaluation increase or decrease recognised in prior policy were mainly attributable to leasehold land, the management considered it is more appropriate to use the cost model to account for the building after separation of the leasehold land upon the adoption of HKAS 17 as discussed above. Accordingly, the buildings are carried at their cost less any accumulated depreciation and any impairment losses after recognition. This change in accounting policy has been applied retrospectively and the financial impact is set out in Note 3.

(g) Deferred Taxes Related to Investment Properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HK(SIC) Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" ("HK(SIC)-INT-21") which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC)-INT-21, this change in accounting policy has been applied retrospectively. The financial impact is set out in Note 3 and the comparative figures for 2005 have been restated.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/ CHANGES IN ACCOUNTING POLICIES – continued

(h) New Accounting Standards not yet Applied

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" which may have potential impact to the financial statements, the directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial statements of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" requires financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition, the Group is still not in the position to reasonably estimate the impact that may arise from the HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures[2]
HKAS 21 (Amendment)	Net Investment in a Foreign Operation[2]
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions[2]
HKAS 39 (Amendment)	The Fair Value Option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts[2]
HKFRS 6	Exploration for and Evaluation of Mineral Resources[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC)-INT 4	Determining whether an Arrangement Contains a Lease[2]
HK(IFRIC)-INT 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds[2]
HK(IFRIC)-INT 6	Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment[3]
HK(IFRIC)-INT 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC)-INT 8	Scope of HKFRS 2[5]
HK(IFRIC)-INT 9	Reassessment of Embedded Derivatives[6]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st January, 2006.
[3] Effective for annual periods beginning on or after 1st December, 2005.
[4] Effective for annual periods beginning on or after 1st March, 2006.
[5] Effective for annual periods beginning on or after 1st May, 2006.
[6] Effective for annual periods beginning on or after 1st June, 2006.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the current and prior years are as follows:

	2006 HK$'000	2005 HK$'000
Non-amortisation of other intangible assets	5,594	–
Non-amortisation of goodwill	49,105	–
Discount on acquisition released to income	(4,890)	–
(Decrease) increase in surplus on revaluation of properties for own use arising from restatement of properties at cost	(699)	612
Decrease in depreciation arising from adopting cost model of owner-occupied building	15,073	9,349
Release of prepaid lease payments	(10,642)	(10,797)
Loss arising from change in fair value of investments at fair value through profit or loss	(19,726)	–
Loss arising from changes in fair value of derivative financial instruments	(10,003)	–
Gain arising from changes in fair value of investment properties	30,709	22,919
Increase in deferred taxes relating to change in fair value of investment properties	(4,501)	(9,564)
Decrease in tax charge arising from loss in fair value of investments at fair value through profit or loss	1,684	–
Others	(1,387)	195
Increase in profit for the year	50,317	12,714
Attributable to:		
Equity holders of the Company	51,318	13,320
Minority interests	(1,001)	(606)
	50,317	12,714

Analysis of increase/decrease on each item presented in the income statement is as follows:

	2006 HK$'000	2005 HK$'000
Decrease in cost of sales	3,642	652
Increase in other income	24,930	22,906
Decrease in administrative expenses	695	196
Decrease (increase) in other expenses	23,866	(1,670)
(Decrease) increase in share of results of associates	(668)	527
Decrease in share of results of jointly controlled entities	(326)	(13)
Increase in income tax expenses	(1,822)	(9,884)
Increase in profit for the year	50,317	12,714

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES – continued

The cumulative effects of the application of the new HKFRSs on the consolidated balance sheet as at 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (as previously stated) HK$'000	Adjustments HK$'000	As at 31st March, 2005 (restated) HK$'000	Adjustments HK$'000	As at 1st April, 2005 (restated) HK$'000
Balance sheet items					
Impact of HKFRS 3:					
Negative goodwill	(12,244)	–	(12,244)	12,244	–
Impact of HKAS 32 and 39:					
Available-for-sale investments	–	–	–	14,732	14,732
Investments at fair value through profit or loss	–	–	–	1,358,545	1,358,545
Investments in securities	1,129,473	–	1,129,473	(1,129,473)	–
Club debenture	2,169	–	2,169	(2,169)	–
Fixed deposits	241,800	–	241,800	(241,800)	–
Other unlisted investments	45,915	–	45,915	(45,915)	–
Derivative financial assets	–	–	–	47,252	47,252
Derivative financial liabilities	–	–	–	(8,962)	(8,962)
Impact of HKAS 16, 17, 40 and HK(SIC)-INT-21:					
Investment properties	426,464	(37,150)	389,314	13,161	402,475
Property, plant and equipment	1,550,445	(852,269)	698,176	–	698,176
Prepaid lease payments	–	476,520	476,520	–	476,520
Properties for development	8,901	–	8,901	(8,901)	–
Interests in associates	47,872	(7,288)	40,584	–	40,584
Deferred tax liabilities, net	(139,884)	61,303	(78,581)	–	(78,581)
Other assets/liabilities	(110,950)	–	(110,950)	–	(110,950)
Total effects on assets and liabilities	3,189,961	(358,884)	2,831,077	8,714	2,839,791
Share capital	348,228	–	348,228	–	348,228
Share premium	417,860	–	417,860	–	417,860
Capital reserve	269,363	–	269,363	58,512	327,875
Capital redemption reserve	7,526	–	7,526	–	7,526
Property revaluation reserve					
– Investment properties	22,825	(22,825)	–	–	–
– Properties for own use	283,510	(283,510)	–	–	–
Exchange fluctuation reserve	10,555	11,992	22,547	–	22,547
Investment revaluation reserve	–	–	–	(79)	(79)
Retained profits	1,481,865	(7,134)	1,474,731	(49,652)	1,425,079
Equity attributable to equity holders of the Company	2,841,732	(301,477)	2,540,255	8,781	2,549,036
Minority interests	348,229	(57,407)	290,822	(67)	290,755
Total effects on equity	3,189,961	(358,884)	2,831,077	8,714	2,839,791

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES – continued

The effects of the application of the new HKFRSs to the Group's equity on 1st April, 2004 are summarised below:

	As previously stated	Adjustments	As restated
	HK$'000	*HK$'000*	*HK$'000*
Share capital	348,228	–	348,228
Share premium	417,860	–	417,860
Capital reserve	269,334	–	269,334
Capital redemption reserve	7,526	–	7,526
Property revaluation reserve	116,543	(116,543)	–
Exchange fluctuation reserve	2,799	12,495	15,294
Retained profits	1,311,559	(20,454)	1,291,105
Equity attributable to equity holders of the Company	2,473,849	(124,502)	2,349,347
Minority interests	322,779	(26,922)	295,857
Total effects on equity	2,796,628	(151,424)	2,645,204

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance.

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(a) Basis of consolidation – continued

Minority interests in the net assets are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(b) Goodwill/Discount on acquisitions

Goodwill arising on acquisitions prior to 1st April, 2001 and previously held in reserves had been transferred to the Group's retained profits on 1st April, 2005.

The Group has discontinued, from 1st April, 2005 onward, amortisation of previously capitalised goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity, for which the agreement date is after 1st April, 2001 and before 1st January, 2005, representing the excess of the cost of acquisition over the Group's interest in the fair value of identifiable assets and liabilities of the relevant company at the date of acquisition.

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which the agreement date is on or after 1st January, 2005, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition, is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate or a jointly controlled entity is included in the cost of the investment of the relevant associate or jointly controlled entity.

Goodwill is tested for impairment annually or more frequently if there is indication the goodwill might be impaired. For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of subsidiary, associate or jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(b) Goodwill/Discount on acquisitions – continued

A discount on acquisition arising on an acquisition of a subsidiary, an associate or a jointly controlled entity for which an agreement date is on or after 1st April, 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination and is recognised immediately in profit or loss. Such discount on acquisition is included as income in the determination of the investor's share of results of the associate or jointly controlled entity in the period in which the investment is acquired.

Contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Contingent liabilities are initially measured at fair value at the date of acquisition. At subsequent balance sheet date, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognised less cumulative amortisation, if appropriate.

Where the Group increases its interest in an enterprise that is already an entity controlled by the Group, the excess of the cost of acquisition over the carrying amount of net assets attributable to the additional interest acquired is recognised as goodwill.

As explained in Note 2 above, all negative goodwill at 1st April, 2005 has been derecognised with a corresponding adjustment to the Group's retained profits.

(c) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(c) Interests in associates – continued

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

(d) Joint ventures

(i) Jointly controlled assets

When a group entity undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of the jointly controlled assets and share of any liabilities incurred jointly with other venturers are recognised in the consolidated financial statements and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred, are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the Group.

(ii) Jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the jointly controlled entities recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(e) Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition or issue of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in profit or loss.

(i) Financial assets

The Group's financial assets are classified into either investments at fair value through profit or loss, loans and receivables or available-for-sale investments. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Investments at fair value through profit or loss

Investments at fair value through profit or loss has two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, investments at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, amounts due from associates, jointly controlled entities and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in consolidated income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(e) Financial instruments – continued

(i) Financial assets – continued

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as any of the other categories set out above. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in consolidated income statement. Any impairment losses on available-for-sale financial assets are recognised in consolidated income statement. Impairment losses on available-for-sale equity investments will not reverse through consolidated income statement in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in consolidated income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

(ii) Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Other financial liabilities

Other financial liabilities including bank and other borrowings, creditors, amounts due to associates, bills payable and obligations under finance leases are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(e) Financial instruments – continued

(iii) Derivatives

The Group uses derivative financial instruments to hedge its exposure against currency risk and interest rate risk. Such derivatives are measured at fair value regardless of whether they have been designated as effective hedging instruments by the Group. These are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in consolidated income statement.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

(f) Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in consolidated income statement for the period in which they arise.

(g) Property, plant and equipment

(i) Properties

Hotel properties and their internal fixed plants, cold storage warehouses and other properties held for own use are stated at cost less any subsequent accumulated depreciation and any subsequent impairment losses.

Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter after considering the residual value.

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives after taking into account their estimated residual value at the following rates per annum:

	Basis	Initial charge upon purchase	Annual charge
Pipe rehabilitation equipment	straight line	–	16.67%
Computer equipment	reducing balance	20%	40%
Others	reducing balance	10% – 20%	10% – 20%

Assets held for leasing are depreciated over the term of the leases. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

4. SIGNIFICANT ACCOUNTING POLICIES - continued

(h) Prepaid lease

Prepaid lease represent upfront premium paid for land cost. Prepaid lease is charged to income statement over the term of relevant land leases on a straight-line basis.

(i) Other intangible assets

On initial recognition, intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses with no amortisation provided.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Intangible assets with indefinite useful lives are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

Intangible assets with finite useful lives are tested for impairment when there is an indication that an asset may be impaired.

Expenditure on research activities is recognised as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life, and carried at cost less subsequent accumulated amortisation and any accumulated impairment losses. Where no internally-generated intangible asset can be recognised, development expenditure is charged to consolidated income statement in the period in which it is incurred.

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

4. SIGNIFICANT ACCOUNTING POLICIES - continued

(k) Construction and installation contracts

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as an amount due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as an amount due to customers for contract work. Amounts received before the related work is performed are included in the balance sheet, as a liability, as advances received. Amounts billed for work performed but not yet paid by the customer are included in the balance sheet under trade and other receivables.

(l) Unearned insurance premiums

Unearned insurance premiums represent the estimated portion of the premiums written which relate to periods of insurance subsequent to the balance sheet date and are deferred to subsequent accounting periods. Unearned premiums are computed on the basis of net premiums written for all classes of insurance. Net premium written represents gross premiums received or receivable after deducting reinsurance premiums.

(m) Insurance claim

Claims paid and outstanding comprise claims paid, claims reported but not yet paid as at the balance sheet date and an estimate of claims incurred but not reported which is calculated with reference to foreseeable events, past experiences and trends.

(n) Revenue recognition

When the outcome of a construction and installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from sale of properties for sale is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns and discount.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Premiums for direct business and reinsurance are amortised and recognised as income over the terms of the insurance policy period.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(n) Revenue recognition – continued

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset's net carrying amount.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Rental income under operating leases are recognised on a straight-line basis over the terms of the respective leases.

(o) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair values at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to consolidated income statement, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs as stated in the policy below.

Rentals payables under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivables as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

(p) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying asset, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in consolidated income statement in the period in which they are incurred.

4. SIGNIFICANT ACCOUNTING POLICIES - continued

(q) Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in consolidated income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in consolidated income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange components of that gain or loss are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity, the exchange fluctuation reserve. Such exchange differences are recognised in consolidated income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st April, 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange fluctuation reserve.

Goodwill and fair value adjustments arising on acquisitions of foreign operations prior to 1st April, 2005 are treated as non-monetary foreign currency items of the acquirer and reported using the historical exchange rate prevailing at the date of the acquisition.

(r) Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(s) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(t) Impairment

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually by comparing their carrying amounts with their recoverable amounts irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately. Intangible assets with finite useful lives and goodwill are tested for impairment when there is an indication that an asset may be impaired.

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

4. SIGNIFICANT ACCOUNTING POLICIES – continued

(t) Impairment – continued

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately. Impairment loss for goodwill is not reversed in subsequent period. Details of impairment of goodwill and other intangible assets are set out in their respective policies.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Estimated impairment of goodwill and intangible assets

The Group tests annually whether goodwill and intangible assets have suffered any impairment in accordance with accounting policies stated in Note 4 to the financial statements. The recoverable amounts of Cash-generating units have been determined based on value-in-use calculations. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the Cash-generating units and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

Income taxes

At 31st March, 2006, a deferred tax asset of HK$44,489,000 in relation to unused tax losses has been recognised in the consolidated balance sheet. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, additional deferred tax assets or material reversal of deferred tax assets may arise, which would be recognised in the income statement for the period in which such an addition or a reversal takes place.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a) Market risk

Interest rate risk

The investments in debt securities, structured deposits and interest rate swaps are exposed to fair value interest rate risk and cash flow risk. The floating-rate bank and other borrowings and short-term bank deposits are exposed to cash flow interest rate risk and the investments in equity linked notes are subject to fair value interest rate risk. The management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

6. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES – continued

(a) Market risk – continued

Foreign currency risk

The Group has investments in overseas equity and debt securities, mutual funds, money market funds denominated in foreign currencies and foreign currency forward contracts. The foreign currency forward contracts do not qualify for hedge accounting and are deemed as financial assets or liabilities held for trading. Certain bank balances and trade payables are denominated in currencies other than the functional currencies of the group entities. The management will continue to monitor foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

Price risk

The Group is exposed to equity and debt security price risk through its investments in equity and debt securities. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

(b) Credit risk

Principal financial assets consist of available-for-sale investments, debtors, amounts due from associates and jointly controlled entities, investments at fair value through profit or loss, derivative financial instruments and bank and cash equivalents.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31st March, 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. Transactions with banks and counterparties of investment and derivative transactions are limited to high credit rating financial institutions. The Group monitors its exposure to credit risk in respect of associates and jointly controlled entities through exercising significant influence over their financial and operating policy decisions and reviewing their financial position. Investments in debt securities are concentrated on high credit rating issuers. The Group has no significant concentration of credit risk in respect of its trade debtors, with exposure spread over a number of counterparties and customers. In this regard, the Directors of the Company consider that the Group's credit risk is significantly reduced.

(c) Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash and cash equivalents, readily realisable marketable securities and to have committed short term and medium term credit lines available.

The Directors believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for financing capital commitments in the near future and for working capital purposes.

7. TURNOVER

	2006 *HK$'000*	2005 *HK$'000*
Turnover represents net amount received and receivable for revenue from:		
Construction and installation contracts	**1,904,600**	1,679,476
Hotel operations	**54,692**	54,800
Warehouse operations	**84,954**	90,216
Leasing of properties and equipment	**53,178**	66,903
Sale of properties	**281,027**	287,916
Sale of computer, business machines and others	**1,003,872**	991,008
Provision of maintenance and property management	**659,391**	604,457
Insurance premium	**46,439**	69,577
Investment in securities	**969,476**	446,129
Food and beverage	**179,468**	–
	5,237,097	4,290,482

An analysis of the Group's turnover by business and geographical segments is set out in Note 42.

8. OTHER INCOME

	2006 *HK$'000*	2005 *HK$'000*
Included in other income are:		
Increase in fair value of investment properties	**30,709**	44,183
Interest from bank deposits	**22,386**	22,861
Interest from advance to associates	**2,073**	222
Dividend income from listed securities	**11,970**	3,238
Discount on acquisition of subsidiaries/ release of negative goodwill	**9,362**	2,900
Bad debts recovered	**5,067**	4,523
Net gain on disposal of property, plant and equipment	**4,528**	–
Exchange gain	**5,979**	21,958
Gain on trading of foreign exchange contracts	**–**	18,239
Compensation received for breach of contract	**–**	7,780

9. OTHER EXPENSES

	2006	2005
	HK$'000	*HK$'000*
Included in other expenses are:		
Amortisation of development expenditure	**1,087**	1,063
Amortisation of other intangible assets	**2,234**	1,818
Total amortisation of intangible assets	**3,321**	2,881
Impairment loss on goodwill	**3,286**	–
Impairment loss on property, plant and equipment	**–**	4,665
Impairment loss on other intangible assets	**–**	1,055
Impairment loss on available-for-sale investments	**2,466**	–
Amortisation of goodwill	**–**	15,309

10. FINANCE COSTS

	2006	2005
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts	**79,835**	25,894
Interest on other loans not wholly repayable within 5 years	**–**	882
Finance lease charges	**91**	306
	79,926	27,082
Less: Amount capitalised to contract work	**(39)**	(26)
	79,887	27,056

Borrowing costs capitalised are based on interest cost incurred during the construction or for the acquisition of qualifying assets. The average capitalisation interest rate during the year was 3% (2005: 3%).

11. PROFIT BEFORE TAXATION

	2006 HK$'000	2005 HK$'000 (Restated)
Profit before taxation has been arrived at after charging:		
Depreciation on property, plant and equipment	**87,824**	66,310
Less: Amount capitalised to contract work	**(3,954)**	(3,928)
	83,870	62,382
Auditors' remuneration	**7,902**	6,662
Staff costs *(Note a)*	**737,679**	634,350
Less: Amount capitalised to contract work	**(69,850)**	(69,063)
	667,829	565,287
Operating lease payments in respect of leasing of		
– Premises	**57,685**	16,521
– Others	**17,754**	6,317
	75,439	22,838
Net loss on disposal of property, plant and equipment	**–**	4,210
Net realised and unrealised holding (gain) loss on investments in securities		
– listed	**–**	(13,541)
– unlisted	**–**	16,355
Decrease in fair value of derivative financial instruments	**10,003**	–
Write-down of properties for sale	**3,930**	28,253
Write-down of inventories	**2,763**	1,785
Share of income tax (credit) of associates (included in share of results of associates)	**668**	(527)
Share of income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**326**	13
And crediting:		
Gross rental income from properties of HK$43,073,000 (2005: HK$63,050,000) less direct operating expenses *(Note b)*	**32,251**	43,300
Gross earnings from leasing of equipment of HK$8,867,000 (2005: HK$4,795,000) less direct operating expenses	**5,412**	4,358
Net gain on disposal of property, plant and equipment	**4,528**	–
Net realised gain on investments at fair value through profit or loss *(Note c)*		
– listed	**84,475**	–
– unlisted	**10,998**	–
Increase (decrease) in fair value of investments at fair value through profit or loss *(Note d)*		
– listed	**42,148**	–
– unlisted	**(14,217)**	–

11. PROFIT BEFORE TAXATION – continued

Notes:

(a) Details of directors' emoluments included in staff costs are disclosed in Note 44.

Included in staff costs are an amount of HK$1,744,000 (2005: HK$1,254,000) in respect of redundancy payments made to staff and an amount of HK$31,636,000 (2005: HK$27,856,000) in respect of contributions to retirement benefit schemes, net of forfeited contributions.

(b) Included in rental income is an amount of HK$1,627,000 (2005: HK$2,028,000) less outgoings of HK$1,164,000 (2005: HK$1,132,000) from jointly controlled assets.

Included in gross rental income is an amount of HK$17,019,000 (2005: HK$17,293,000) derived from investment properties.

(c) Including net realised gain on investments at fair value through profit or loss of HK$23,444,000 (2005: HK$133,000) classified under other income.

(d) Including increase in fair value of investments at fair value through profit or loss of HK$15,559,000 (2005: decrease in fair value of HK$6,029,000) classified under other income.

12. INCOME TAX EXPENSES

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Current tax		
Hong Kong	**29,365**	26,601
Overseas	**86,967**	20,932
	116,332	47,533
Deferred taxation	**(5,889)**	35,403
	110,443	82,936

Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Overseas taxation including Mainland China income tax and land appreciation tax are calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

Details of deferred tax are disclosed in Note 40.

12. INCOME TAX EXPENSES – continued

The tax expense for the year can be reconciled to the profit before taxation per consolidated income statement as follows:

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Profit before taxation	**475,530**	399,638
Tax at the domestic income tax rate of 17.5% (2005: 17.5%)	**83,217**	69,937
Tax effect of non-deductible expenses	**21,832**	11,748
Tax effect of non-taxable income	**(13,617)**	(19,783)
Tax effect of current year's tax losses not recognised	**9,586**	11,053
Tax effect of utilisation of tax losses and other deductible temporary difference not previously recognised	**(14,897)**	(8,565)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**2,528**	(5,576)
Income tax on concessionary rate	**–**	53
Effect of share of taxation of associates and jointly controlled entities	**(1,730)**	(101)
Effect of additional tax for land appreciation tax	**21,291**	23,883
Others	**2,233**	287
Tax charge for the year	**110,443**	82,936

Note:

The domestic income tax rate so used is Hong Kong Profits Tax rate as the jurisdiction where the operation of the Group is substantially based.

13. DIVIDENDS

	2006 *HK$'000*	2005 *HK$'000*
Interim dividend of HK20 cents (2005: HK20 cents) per share paid	**55,716**	55,716
Special dividend of HK18 cents (2005: Nil) per share paid	**50,145**	–
	105,861	55,716
Final dividend of HK30 cents (2005: HK25 cents) per share proposed	**83,575**	69,646

A final dividend of HK30 cents (2005: HK25 cents) per share, totaling HK$83,575,000 (2005: HK$69,646,000), has been proposed by the Directors and is subject to the approval by the shareholders in general meeting.

14. EARNINGS PER SHARE

Basic earnings per share are calculated based on the profit for the year attributable to equity holders of the Company of HK$330,973,000 (2005 restated: HK$295,058,000) and on 278,582,000 (2005: 278,582,000) ordinary shares in issue during the year.

14. EARNINGS PER SHARE – continued

No diluted earnings per share are presented as the Company has no potential ordinary shares outstanding for the two years ended 31st March, 2006. The impact on the basic earnings per share for the year ended 31st March, 2006 due to the change in accounting policies as stated in Note 3 is an increase of earnings of 18.4 cents per share. The impact on the previously reported basic earnings per share for the year ended 31st March, 2005 as a result of changes in accounting policies as stated in Note 3 is as follows:

	HK cents
Reported figures before adjustments	101.1
Adjustments arising from changes in accounting policies	4.8
Restated	105.9

15. INVESTMENT PROPERTIES

	Hong Kong under medium-term lease *HK$'000*	**Mainland China under medium-term lease** *HK$'000*	**Overseas on freehold land** *HK$'000*	**Overseas under medium-term lease** *HK$'000*	**Total** *HK$'000*
At 1st April, 2004					
As previously stated	220,727	12,490	147,006	–	380,223
Effect of changes in accounting policies *(Note 3)*	–	–	(41,725)	–	(41,725)
As restated	220,727	12,490	105,281	–	338,498
Exchange realignment	–	–	2,058	–	2,058
Transfer	–	–	–	4,575	4,575
Increase (decrease) in fair value	56,580	113	(12,510)	–	44,183
At 31st March, 2005	277,307	12,603	94,829	4,575	389,314
Effect of change in accounting policy *(Note 3)*	–	–	13,161	–	13,161
At 1st April, 2005 as restated	277,307	12,603	107,990	4,575	402,475
Exchange realignment	–	–	1,908	327	2,235
Transfer	–	34,274	–	–	34,274
Increase in fair value	27,200	2,067	1,330	112	30,709
At 31st March, 2006	304,507	48,944	111,228	5,014	469,693

Notes:

(a) All the Group's investment properties were held under operating leases to earn rental or for capital appreciation purposes and are measured using the fair value model. The fair values of the Group's investment properties in Hong Kong, Mainland China and overseas as at 31st March, 2006 have been arrived at the basis of valuation carried out on that date respectively by Knight Frank Hong Kong Limited, DTZ Debenham Tie Leung Limited and CB Richard Ellis (Pte) Ltd, who are independent qualified professional valuers and have appropriate qualifications and experience in the valuation of properties in the relevant locations. The valuation, which conforms to the valuation standards on Properties of the Hong Kong Institute of Surveyors or other similar standard, was arrived at by reference to market evidence of transaction prices of similar properties.

(b) Investment properties in Hong Kong with carrying value of HK$18,667,000 (2005: HK$18,667,000) represent the Group's share of interest in jointly controlled assets.

16. PROPERTY, PLANT AND EQUIPMENT

	Cold storage warehouse HK$'000	Hotel properties HK$'000	Other properties for own use HK$'000	Plant, machinery and equipment HK$'000	Furniture, fixtures, other equipment, and motor vehicle for own use HK$'000	Furniture, fixtures, other equipment, and motor vehicle for leasing HK$'000	Total HK$'000
COST/VALUATION							
At 1st April, 2004 at valuation, as previously reported	290,000	149,298	653,259	117,102	184,572	9,629	1,403,860
Effect of changes in accounting policies *(Note 3)*	(229,000)	43,437	(319,604)	-	-	-	(505,167)
At 1st April, 2004, at cost as restated	61,000	192,735	333,655	117,102	184,572	9,629	898,693
Exchange realignment	-	7,413	7,325	3,834	1,564	163	20,299
Acquisition of subsidiaries	-	-	48,476	68,807	7,500	-	124,783
Additions	-	6,688	-	18,913	23,145	5,071	53,817
Disposals	-	-	(1,992)	(8,983)	(19,335)	(1,283)	(31,593)
Reclassification / transfer	-	(26,268)	(4,575)	-	26,268	-	(4,575)
At 31st March, 2005, restated	61,000	180,568	382,889	199,673	223,714	13,580	1,061,424
Exchange realignment	-	4,397	1,516	(5,875)	1,692	79	1,809
Acquisition of subsidiaries	-	-	-	6,295	20,160	89	26,544
Additions	-	11,443	5,552	48,224	37,255	8,912	111,386
Disposals	-	-	(8,155)	(46,325)	(26,502)	(3,359)	(84,341)
Reclassification / transfer	-	(55,335)	(788)	(912)	912	-	(56,123)
At 31st March, 2006	61,000	141,073	381,014	201,080	257,231	19,301	1,060,699
ACCUMULATED DEPRECIATION AND IMPAIRMENT							
At 1st April, 2004 as previously reported	-	-	-	57,221	130,239	2,458	189,918
Effect of changes in accounting policies *(Note 3)*	4,777	61,381	54,811	-	-	-	120,969
At 1st April, 2004, as restated	4,777	61,381	54,811	57,221	130,239	2,458	310,887
Exchange realignment	-	418	398	1,879	844	59	3,598
Charge for the year	2,205	3,559	7,561	22,449	28,196	2,340	66,310
Eliminated upon disposals	-	-	(280)	(6,270)	(15,335)	(327)	(22,212)
Reclassification / transfer	-	(16,349)	-	-	16,349	-	-
Impairment loss	-	-	-	4,665	-	-	4,665
At 31st March, 2005, restated	6,982	49,009	62,490	79,944	160,293	4,530	363,248
Exchange realignment	-	894	1,404	(1,428)	1,780	52	2,702
Charge for the year	2,205	3,339	10,709	35,486	32,359	3,726	87,824
Eliminated upon disposals	-	-	(323)	(31,334)	(21,304)	(1,739)	(54,700)
Reclassification / transfer	-	(27,015)	-	(779)	779	-	(27,015)
At 31st March, 2006	9,187	26,227	74,280	81,889	173,907	6,569	372,059
CARRYING VALUES							
At 31st March, 2006	51,813	114,846	306,734	119,191	83,324	12,732	688,640
At 31st March, 2005	54,018	131,559	320,399	119,729	63,421	9,050	698,176

16. PROPERTY, PLANT AND EQUIPMENT – continued

Notes:

(a) The carrying value of properties comprises:

	2006	2005
	HK$'000	*HK$'000*
Properties on freehold land	**136,271**	140,174
Buildings	**337,122**	365,802
	473,393	505,976

(b) The net book value of machinery, tools and equipment held under finance leases amounted to HK$1,497,000 (2005: HK$12,341,000).

17. PROPERTIES FOR DEVELOPMENT

	HK$'000
Overseas properties on freehold land	
Cost less impairment loss	
At 1st April, 2004	8,208
Exchange adjustments	693
At 1st April, 2005	8,901
Effect of change in accounting policy	(8,901)
At 1st April, 2005 (restated) and 31st March, 2006	–

18. PREPAID LEASE PAYMENTS

	2006	2005
	HK$'000	*HK$'000*
The Group's prepaid leases comprise:		
Leasehold land in Hong Kong:		
Long-term lease	**101,464**	101,513
Medium-term lease	**329,443**	338,080
Leasehold land outside Hong Kong:		
Long-term lease	**14,718**	20,273
Medium-term lease	**16,023**	16,584
Short-term lease	**60**	70
	461,708	476,520

19. GOODWILL

	2006 HK$'000	2005 HK$'000
COST		
At 1st April, as previously stated	**119,438**	26,859
Elimination of accumulated amortisation upon adoption of HKFRS 3 *(Note 2)*	**(35,862)**	–
At 1st April, as restated	**83,576**	26,859
Arising from an acquisition of subsidiaries *(Note 41)*	**85,402**	–
Arising from an acquisition of additional interest in subsidiaries	**46,848**	85,429
Transfer from associates on change of status to subsidiary	**–**	7,150
At 31st March,	**215,826**	119,438
AMORTISATION		
At 1st April, as previously stated	**35,862**	20,553
Elimination of accumulated amortisation upon adoption of HKFRS 3 *(Note 2)*	**(35,862)**	–
At 1st April, as restated	**–**	20,553
Charge for the year	**–**	15,309
At 31st March,	**–**	35,862
IMPAIRMENT		
Impairment loss recognised in the year ended 31st March 2006	**3,286**	–
CARRYING AMOUNT		
At 31st March,	**212,540**	83,576

Until 31st March, 2005, goodwill had been amortised over its estimated useful lives ranging from 4 to 5 years.

20. NEGATIVE GOODWILL

	2006 HK$'000	2005 HK$'000
COST		
At 1st April,	**15,363**	13,137
Derecognition of negative goodwill upon application of HKFRS 3 *(Note 2)*	**(15,363)**	–
At 1st April, as restated	**–**	13,137
Transfer from an associate on change of status to subsidiary	**–**	2,178
Arising from acquisition of additional interest in a subsidiary	**–**	48
At 31st March,	**–**	15,363
AMORTISATION		
At 1st April,	**3,119**	219
Derecognition of negative goodwill upon application of HKFRS 3 *(Note 2)*	**(3,119)**	–
At 1st April, as restated	**–**	219
Released to income statement	**–**	2,900
At 31st March,	**–**	3,119
CARRYING AMOUNT		
At 31st March,	**–**	12,244

21. OTHER INTANGIBLE ASSETS

	Development expenditure HK$'000	Roads and drainage and waterworks license HK$'000	Other patent & licenses right HK$'000	Trademark of branded coffee shops HK$'000	Cold storage & public bonded warehouse licenses HK$'000	Computer software licenses HK$'000	Total HK$'000
COST							
At 1st April, 2004	4,077	-	1,829	-	3,000	1,900	10,806
Exchange realignment	561	-	194	-	-	-	755
Acquisition of subsidiaries	-	26,534	9,347	-	-	-	35,881
Additions	3,596	-	2,339	-	-	-	5,935
At 1st April, 2005	8,234	26,534	13,709	-	3,000	1,900	53,377
Acquisition of subsidiaries	-	-	-	108,000	-	-	108,000
Additions	593	-	1,399	-	-	-	1,992
Disposal	-	-	(3,277)	-	-	-	(3,277)
Impairment loss	(817)	-	(1,351)	-	-	-	(2,168)
At 31st March, 2006	8,010	26,534	10,480	108,000	3,000	1,900	157,924
ACCUMULATED AMORTISATION							
At 1st April, 2004	425	-	224	-	637	807	2,093
Exchange relignment	316	-	190	-	-	-	506
Charge for the year	1,063	-	1,138	-	300	380	2,881
Impairment loss	-	-	1,055	-	-	-	1,055
At 1st April, 2005	1,804	-	2,607	-	937	1,187	6,535
Charge for the year	1,087	-	1,554	-	300	380	3,321
Write back upon disposal	-	-	(3,277)	-	-	-	(3,277)
Exchange realignment	(364)	-	(249)	-	-	-	(613)
At 31st March, 2006	2,527	-	635	-	1,237	1,567	5,966
CARRYING VALUE							
As at 31st March, 2006	5,483	26,534	9,845	108,000	1,763	333	151,958
As at 31st March, 2005	6,430	26,534	11,102	-	2,063	713	46,842

The above intangible assets (other than roads and drainage and waterworks license ("License") and trademark of branded coffee shops ("Trademark")) are amortised on a straight-line basis over the following estimated useful lives:

Development expenditure	10 years
Other patent & licenses right	16 years
Cold storage & public bonded warehouse licenses	10 years
Computer software licenses	5 years

21. OTHER INTANGIBLE ASSETS – continued

The License and Trademark, which were purchased as part of business combinations in prior and current year respectively, both legally having a life of certain periods but is renewable at minimal cost. The directors of the Company are of the opinion that the Group would renew the License and Trademark continuously and has the ability to do so. Various studies including market trends have been performed by management of the Group, which support that the License and Trademark have no foreseeable limit to the period over which the roads and drainage and waterworks and license and trademark of branded coffee shops are expected to generate net cash inflows for the Group.

As a result, the License and Trademark are considered by the management of the Group as having an indefinite useful life. They will not be amortised until the useful lives are determined to be finite upon reassessment of the useful lives annually by the management. Instead they will be tested for impairment annually and whenever there is an indication that it may be impaired. The management will reassess the useful life of the License and Trademark annually. Particulars of the impairment testing are disclosed in Note 43.

22. INTERESTS IN ASSOCIATES

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Cost of investments in unlisted associates	**24,917**	11,546
Share of post-acquisition profit, net of dividends received	**6,094**	126
	31,011	11,672
Amounts due from associates less allowances *(Note b)*	**38,050**	28,912
Amounts due to associates *(Note b)*	**2,423**	1,892

Included in the cost of investment in associates is goodwill of HK$1,251,000 (2005: Nil) arising on acquisition of associates during the year.

The summarised financial information of the Group's associates is set out below:

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Total assets	**308,696**	274,615
Total liabilities	**(258,691)**	(247,860)
Minority interests	**(4,453)**	–
	45,552	26,755
Revenue	**327,224**	455,148
Profit for the year	**35**	103
Group's share of net assets of associates	**29,760**	11,672
Group's share of (loss) profit of associates for the year	**(2,987)**	104

22. INTERESTS IN ASSOCIATES – continued

Notes:

(a) Particulars regarding the principal associates at 31st March, 2006 are set out in Appendix II. A complete list of the particulars of all associates would be of excessive length and therefore the associates as set out are those which principally affect the results or net assets of the Group.

(b) The carrying amounts of these amounts approximate to their respective fair values.

23. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2006	2005
	HK$'000	*HK$'000*
Cost of investments in unlisted jointly controlled entities	**225,765**	43,899
Share of post-acquisition profit, net of dividends received	**5,551**	1,246
	231,316	45,145
Amounts due from jointly controlled entities less allowances *(Note b)*	**184,510**	106,200

Included in the cost of investment in jointly controlled entities is goodwill of HK$213,000 (2005: Nil) arising from acquisition of jointly controlled entities during the year.

The summarised financial information of the Group's jointly controlled entities is set out below:

	2006	2005
	HK$'000	*HK$'000*
Current assets	**371,208**	71,218
Non-current assets	**475,396**	177,325
Current liabilities	**(270,949)**	(181,409)
Non-current liabilities	**(76,800)**	–
	498,855	67,134
Revenue	**99,917**	19,318
Profit for the year	**25,317**	733

Notes:

(a) Particulars regarding the principal jointly controlled entities at 31st March, 2006 are set out in Appendix III. A complete list of the particulars of all jointly controlled entities would be of excessive length and therefore the jointly controlled entities as set out are those which principally affect the results or net assets of the Group.

(b) The carrying amounts of the amounts due from jointly controlled entities approximate to their respective fair values.

24. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31st March, 2006 comprise:

	HK$'000
Unlisted investments, at fair value:	
– club debentures *(Note a)*	2,459
– equity securities *(Note b)*	27,703
– private funds *(Note c)*	81,578
	111,740
Unlisted equity securities, at cost less impairment *(Note d)*	2,270
	114,010
Analysed for reporting purposes as:	
Non-current assets	114,010

Notes:

(a) Fair value of club debentures is determined by reference to quoted prices in active markets.

(b) Fair value of the unlisted equity securities is determined by reference to the financial statements of the investee which present the assets and liabilities at fair value.

(c) The fair value of the private funds is determined based on the quoted market prices of the underlying listed investments and fair value of the unlisted investments, determined based on financial models (such as discounted cash flow model), held by the funds.

(d) They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimate is so significant that the directors are of the opinion that their fair value cannot be measured reliably.

25. INVESTMENTS IN SECURITIES

Investments in securities as at 31st March, 2005 are set out below. Upon application of HKAS 39 on 1st April, 2005, these investments with carrying value of HK$4,440,000 and HK$1,125,003,000 were reclassified to available-for-sale investments and investments at fair value through profit or loss respectively.

	HK$'000
Investment securities:	
Unlisted equity securities	4,440
Other investments:	
Equity securities	
Listed shares	
Hong Kong (at market value)	181,510
Overseas (at market value)	99,014
Unlisted	
Shares	2,691
Hedged funds	87,760
Currency fund	7,934
Mutual funds	60,609
Money market funds	12,049
Debt securities	
Listed bonds overseas	227,555
Unlisted bonds	389,492
Equity linked notes	56,419
	1,129,473
Carrying value analysed for reporting purposes are:	
Non-current assets	13,744
Current assets	1,115,729
	1,129,473

26. INVENTORIES

	2006	2005
	HK$'000	*HK$'000*
Raw materials	**52,466**	46,512
Inventories held for resale	**190,172**	158,571
Consumable stores	**19,446**	44,882
	262,084	249,965

The cost of inventories recognised as an expense during the year was HK$1,098,000,000 (2005: HK$1,118,529,000).

27. PROPERTIES FOR SALE

Properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$20,182,000 (2005: HK$20,182,000).

Properties for sale of HK$267,000,000 (2005: HK$315,638,000) are carried at net realisable value.

The cost of properties sold during the year amounted to HK$152,667,000 (2005: HK$178,989,000).

28. DEBTORS, DEPOSITS AND PREPAYMENTS

	2006	2005
	HK$'000	*HK$'000*
Trade debtors	**586,024**	519,141
Less: allowance of doubtful debts	**(60,682)**	(65,926)
	525,342	453,215
Retention receivables	**122,879**	112,987
Other debtors, deposits and prepayments	**436,785**	302,197
	1,085,006	868,399

Included in debtors, deposits and prepayments are the Group's share of receivable of HK$18,000 (2005: HK$300,000) in relation to jointly controlled assets.

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The ageing analysis of trade debtors is as follows:

	2006	2005
	HK$'000	*HK$'000*
0 – 60 days	**436,092**	333,932
61 – 90 days	**33,989**	34,210
Over 90 days	**55,261**	85,073
	525,342	453,215

The carrying amounts of the Group's trade and other debtors at 31st March, 2006 approximate to their fair values.

29. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	2006 HK$'000	2005 HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred	**4,053,703**	4,324,097
Recognised profits less recognised losses	**(56,384)**	(41,359)
	3,997,319	4,282,738
Less: Progress billings	**(3,768,510)**	(4,045,334)
	228,809	237,404
Analysed for reporting purposes as:		
Amounts due from customers included in current assets	**365,761**	344,674
Amounts due to customers included in current liabilities	**(136,952)**	(107,270)
	228,809	237,404

At 31st March, 2006, retention monies held by customers for contract work amounted to HK$124,451,000 (2005: HK$110,543,000). Advances received from customers for contract work amounted to HK$4,126,000 (2005: HK$7,419,000).

30. INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

Investments at fair value through profit or loss as at 31st March, 2006 comprise:

	HK$'000
Listed investments:	
– debt securities	**102,169**
– equity securities listed in Hong Kong	**60,017**
– equity securities listed elsewhere	**311,638**
	473,824
Unlisted investments:	
– debt securities	**281,132**
– equity linked notes	**229,445**
– mutual funds	**97,537**
– money market funds	**41,977**
– structured deposits	**325,903**
	975,994
	1,449,818
Analysed for reporting purposes as:	
Non-current assets	**325,903**
Current assets	**1,123,915**
	1,449,818

The fair values of the listed investments are determined based on the quoted market bid prices available on the relevant exchanges and the unlisted investments are determined from financial models (such as discounted cash flow model) and by reference to quoted prices from relevant financial institutions.

31. DERIVATIVE FINANCIAL INSTRUMENTS

	HK$'000
Financial assets / liabilities in respect of derivative financial instruments	
– Interest rate swaps	(8,527)
– Foreign currency forward contracts	(30)
– Options	36,430
	27,873
Analysed for reporting purposes as:	
Current assets	38,303
Current liabilities	(10,430)
	27,873

(a) Interest rate swap contracts with a total notional amount of HK$671,600,000 were entered to swap floating interest rate borrowing to fixed interest rate borrowings or from floating rate borrowings to floating rate borrowings. These contracts will mature varying from 19th April, 2006 to 24th August, 2014.

(b) Foreign currency forward contracts with a total notional amount up to HK$250,099,000 were entered to swap various foreign currencies to other cross currencies. These contracts will mature varying from 4th April, 2006 to 29th August, 2007.

(c) The Group entered into various option contracts in relation to underlying stock index, commodities and listed securities. These contracts will mature varying from 17th June, 2006 to 19th August, 2008.

The above derivatives are measured at fair value at each balance sheet date. Their fair values are determined from the financial models (such as discounted cash flow model) based on principal sum and estimates about future market conditions and based on quoted prices from counterparties.

32. BANK BALANCES AND CASH EQUIVALENTS

Bank balances and cash equivalents comprise cash held by the Group, short-term bank deposits with an original maturity of three months or less and cash held in financia institutions' accounts. The carrying amount of these assets approximates to their fair value.

33. CREDITORS, BILLS PAYABLE, DEPOSITS AND ACCRUALS

Included in creditors, bills payable, deposits and accruals are the Group's share of liabilities of HK$109,000 (2005: HK$198,000) in relation to jointly controlled assets, which comprise investment properties, properties for sale and the related receivables totaling HKS35,837,000 (2005: HK$36,118,000) disclosed in Notes 15, 27 and 28, respectively.

33. CREDITORS, BILLS PAYABLE, DEPOSITS AND ACCRUALS

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0 – 60 days	**281,300**	250,738
61 – 90 days	**7,834**	10,012
Over 90 days	**79,133**	111,574
Trade creditors and bills payable	**368,267**	372,324
Consideration payable for the acquisition of certain interest in a jointly controlled entity	**48,927**	–
Accrual for construction cost	**254,000**	250,182
Retention payable	**95,993**	99,840
Other creditors, deposits and accruals	**473,685**	556,524
	1,240,872	1,278,870

The carrying amounts of the Group's trade creditors and bills payable and other creditors at 31st March, 2006 approximate to their fair values.

34. OUTSTANDING INSURANCE CLAIMS

Insurance claims of the following business classes are not usually settled within one year:
- Employee Compensation
- Motor
- Public Liability

The claims development, net of reinsurance, is disclosed as follows:

Underwriting year	2000	2001	2002	2003	2004	2005	2006	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Estimate of cumulative claims								
At end of underwriting year	6,357	15,674	107,969	176,206	205,644	153,969	78,872	
One year later	8,274	11,750	71,991	87,774	101,030	126,291	-	
Two years later	7,570	16,948	86,188	134,081	124,891	-	-	
Three years later	8,582	17,639	100,932	133,434	-	-	-	
Four years later	9,587	17,251	98,426	-	-	-	-	
Five years later	13,728	17,303	-	-	-	-	-	
Six years later	12,044	-	-	-	-	-	-	
Cumulative claims	12,044	17,303	98,426	133,434	124,891	126,291	78,872	591,261
Cumulative payments	11,995	16,500	91,485	106,616	56,549	21,861	1,944	306,950
Claims outstanding	49	803	6,941	26,818	68,342	104,430	76,928	284,311

The balance of HK$740,000 represents outstanding insurance claim of other insurance classes.

35. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Amounts payable under finance leases:				
Within one year	**661**	3,682	**611**	3,543
In the second to fifth years inclusive	**356**	1,967	**343**	1,869
	1,017	5,649	**954**	5,412
Less: Future finance charges	**(63)**	(237)	**–**	–
	954	5,412	**954**	5,412
Less: Amount due within one year shown under current liabilities			**(611)**	(3,543)
			343	1,869

The Group leases certain of its equipments under finance leases. The average lease term is 4 years (2005: 4 years). For the year ended 31st March, 2006, the average effective borrowing rate was 6.6% (2005: 5.3%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

The carrying amounts of the Group's obligations under finance leases at 31st March, 2006 approximate to their fair values.

36. BANK BORROWINGS

	2006 HK$'000	2005 HK$'000
Bank overdrafts	**1,162**	1,895
Bank loans	**1,993,115**	1,678,547
	1,994,277	1,680,442
The borrowings are repayable as follows:		
Within one year	**595,211**	1,268,332
More than 1 year but not exceeding 2 years	**559,298**	94,780
More than 2 years but not exceeding 5 years	**839,768**	278,430
More than 5 years	**–**	38,900
	1,994,277	1,680,442
Less: Amount due within one year shown under current liabilities	**(595,211)**	(1,268,332)
	1,399,066	412,110
Secured	**397,780**	632,309
Unsecured	**1,596,497**	1,048,133
	1,994,277	1,680,442

The carrying amounts of the bank borrowings not denominated in the functional currency of the relevant group entity are set out below:

	2006 HK$'000	2005 HK$'000
US dollar	**108,640**	109,200
Euro	**28,335**	–

The bank borrowings carried floating interest rate and the effective interest rates of the major bank borrowings at the balance sheet date were as follows:

	2006	2005
Hong Kong dollar	**4.7%**	2.7%
US dollar	**5.5%**	3.7%
Canadian dollar	**4.1%**	3.0%

The carrying amounts of the bank borrowings approximate to fair values.

37. OTHER LOANS

	2006 HK$'000	2005 HK$'000
The other loans are repayable as follows:		
Within one year	**226**	250
More than 1 year but not exceeding 2 years	**234**	298
More than 2 years but not exceeding 5 years	**605**	899
More than 5 years	**554**	908
	1,619	2,355
Less: Amount due within one year shown under current liabilities	**(226)**	(250)
	1,393	2,105

The loans are unsecured, interest-free and repayable by 7 annual installments, the last of which falls due in 2013. The carrying amounts of the other loans approximate to their fair values.

38. SHARE CAPITAL

	2006 HK$'000	2005 HK$'000
Authorised:		
540,000,000 ordinary shares of HK$1.25 each	**675,000**	675,000
Issued and fully paid:		
278,582,090 ordinary shares of HK$1.25 each	**348,228**	348,228

39. OTHER PAYABLE

Other payable represents subscription payable on an available-for-sale investment.

	2006 HK$'000	2005 HK$'000
Subscription payable:	**23,280**	–
Less: Imputed interest	**(2,028)**	–
Subscription payable at fair value	**21,252**	–
Carrying amounts repayable:		
Within one year	**7,412**	–
More than 1 year, but not exceeding 2 years	**7,079**	–
More than 2 years but less than 3 years	**6,761**	–
	21,252	–
Less: Amount due within one year shown under current liabilities	**(7,412)**	–
	13,840	–

The subscription payable is interest-free and repayable by three equal annual instalments, the first of which falls due in February 2007. The fair value of the subscription payable is calculated using a market interest rate for the banking facilities granted to the Group of 4.7% per annum.

40. DEFERRED TAXATION

The followings are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting years:

	Property, plant and equipment *HK$'000*	Investment properties *HK$'000*	Properties for sale *HK$'000*	Land appreciation *HK$'000*	Trademark *HK$'000*	Allowance for doubtful debts *HK$'000*	Tax losses *HK$'000*	Total *HK$'000*
At 1st April, 2004								
As previously stated	86,437	1,954	2,408	-	-	(2,234)	(19,754)	68,811
Effects of changes in accounting policies	(33,532)	30,114	322	-	-	(190)	(22,285)	(25,571)
As restated	52,905	32,068	2,730	-	-	(2,424)	(42,039)	43,240
Exchange alignment	534	779	18	-	-	(1,209)	(184)	(62)
Charge (credit) to income statement for the year	2,940	9,344	(4,016)	28,950	-	323	(2,138)	35,403
At 31st March, 2005	56,379	42,191	(1,268)	28,950	-	(3,310)	(44,361)	78,581
Reclassification	-	3,154	-	-	-	(3,154)	-	-
Exchange alignment	38	(50)	(126)	411	-	(2)	(131)	140
Acquisition of subsidiaries	835	-	-	-	18,900	-	(211)	19,524
Charge (credit) to income statement for the year	1,165	5,338	14,657	(29,361)	-	2,098	214	(5,889)
At 31st March, 2006	58,417	50,633	13,263	-	18,900	(4,368)	(44,489)	92,356

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2006 ***HK$'000***	2005 *HK$'000*
Deferred tax liabilities	**102,750**	91,078
Deferred tax assets	**(10,394)**	(12,497)
	92,356	78,581

At the balance sheet date, the Group had unused tax losses of HK$1,405 million (2005: HK$1,434 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$254 million (2005: HK$253 million) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,151 million (2005: HK$1,181 million) due to the unpredictability of future profit streams. Included in tax losses are losses of HK$56 million (2005: HK$51 million) of subsidiaries in Mainland China that will gradually expire until 2009; tax losses of HK$3 million (2005: HK$4 million) of other overseas subsidiaries that will expire from 2006 to 2018. Other losses may be carried forward indefinitely.

At the balance sheet date, the Group had unrecognised deductible temporary differences of HK$35 million (2005: HK$38 million). A deferred tax asset has not been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

41. ACQUISITION OF SUBSIDIARIES

On 20th May, 2005, the Group acquired the entire issued share capital of Pacific Coffee (Holdings) Limited ("Pacific Coffee") at a consideration of HK$205,963,000. The acquisition has been accounted for using the purchase method. The fair value of identifiable assets, liabilities and contingent liabilities of Pacific Coffee acquired, and the goodwill arising from the acquisition are as follows:

	Acquiree's carrying amount HK$'000	Fair value adjustments HK$'000	Fair value HK$'000
Property, plant and equipment	26,168	–	26,168
Trademark	–	108,000	108,000
Inventories	4,329	–	4,329
Debtors, deposits and prepayments	17,384	–	17,384
Bank and cash balances	1,432	–	1,432
Creditors, deposits and accruals	(10,031)	–	(10,031)
Deferred service income	(63)	–	(63)
Deferred tax liabilities	(624)	(18,900)	(19,524)
Provision for taxation	(3,124)	–	(3,124)
Contingent liabilities	–	(1,000)	(1,000)
Net assets acquired	35,471	88,100	123,571
Goodwill			82,392
			205,963
Consideration satisfied by cash			203,684
Costs incurred for the acquisition			2,279
Total costs			205,963
Net cash outflow arising on acquisition:			
Cash consideration paid			(205,963)
Bank balances and cash acquired			1,432
			(204,531)

The goodwill arising on the acquisition of Pacific Coffee is attributable to the anticipated profitability of the operation of coffee shops.

Pacific Coffee contributed in the 10-month period HK$179.5 million and HK$18.8 million to the Group's revenue and profit before tax for the year respectively.

The Group recognised contingent liabilities of approximately HK$1,000,000 in respect of liquidated damages for an alleged breach of a wholesale food supply contract.

41. ACQUISITION OF SUBSIDIARIES – continued

On 31st July, 2005, the Group acquired the entire issued share capital of Ferrum Bau und Umwelt GmbH ("Ferrum") at a consideration of HK$3,253,000. The acquisition has been accounted for using the purchase method. The fair value of identifiable assets and liabilities acquired, which approximate to the respective carrying amounts on the date of acquisition, and the goodwill arising from the acquisition are as follows:

	HK$'000
Property, plant and equipment	366
Inventories	721
Debtors, deposits and prepayments	3,647
Bank and cash balances	518
Creditors, deposits and accruals	(4,681)
Bank borrowings	(328)
Net assets acquired	243
Goodwill	3,010
Consideration satisfied by cash	3,253
Net cash outflow arising on acquisition:	
Cash consideration paid	(3,253)
Net bank balances and cash acquired	190
	(3,063)

Ferrum contributed in the 8-month period HK$29.4 million and HK$232,000 to the Group's revenue and profit before tax for the year respectively.

On 28th March, 2006, the Group acquired the remaining 50% of the issued share capital of Chevalier MLD Leasing Limited ("MLD Leasing") at a consideration of HK$5,332,000. The acquisition has been accounted for using the purchase method. The fair value of identifiable assets and liabilities of MLD Leasing, which approximate to the respective carrying amounts on the date of the acquisition, and the discount on acquisition are as follows:

	HK$'000
Property, plant and equipment	10
Debtors, deposits and prepayments	14,921
Bank and cash balances	989
Creditors, deposits and accruals	(289)
Loans from shareholders	(3,197)
	12,434
Less: Interest already held by the Group	(6,217)
Net assets acquired	6,217
Discount on acquisition	(885)
Consideration satisfied by cash	5,332
Net cash outflow arising on acquisition:	
Cash consideration paid	(5,332)
Bank balances and cash acquired	989
	(4,343)

41. ACQUISITION OF SUBSIDIARIES – continued

Subsequent to the increase in interest in MLD Leasing, MLD Leasing in the 3-day period contributed HK$116,000 and HK$34,000 to the Group's revenue and profit before tax for the year respectively.

If the above three acquisitions had been completed on 1st April, 2005, the Group's revenue for the year would have been HK$5,269 million, and profit for the year would have been HK$368.7 million. This proforma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisitions been completed on 1st April, 2005, nor is it intended to be a projection of future profits.

During the year ended 31st March, 2005, the Group acquired Preussag Pipe Rehabilitation Emirates LLC, Hung Mau Construction Limited and 51% interest in PPR Pipe Engineering & Technology (Shanghai) Limited at considerations of HK$2,130,000, HK$21,607,000 and HK$614,000, respectively. The Group also acquired an additional 45% and 50% interest in the associates, Rib Loc Group Limited ("Rib Loc") and KMG Holdings Limited ("KMG") at consideration of HK$48,886,000 and HK$129,000, respectively. Since then, Rib Loc and KMG became the Group's subsidiaries. The net assets of these subsidiaries acquired are stated below.

	HK$'000
Property, plant and equipment	124,783
Intangible assets	35,881
Inventories	31,529
Amounts due from customers for contract work	12,188
Debtors, deposits and prepayments	94,704
Cash and bank balance	39,258
Creditors, deposits and accruals	(173,080)
Amounts due to customers for contract work	(71,236)
Bank loans	(26,923)
Obligations under finance leases	(2,902)
Minority interests	(12,483)
	51,719
Less: Interest already held by the Group	
Interests in associates	(15,479)
Amount due from an associate	(3,378)
Net assets acquired	32,862
Goodwill on acquisition	42,730
Negative goodwill on acquisition	(2,226)
Consideration satisfied by cash	73,366
Net cash outflow arising on acquisition:	
Cash consideration paid	(73,366)
Cash and bank balances acquired	39,258
	(34,108)

The subsidiaries acquired during the year ended 31st March, 2005 contributed HK$181,687,000 to the Group's revenue and HK$1,677,000 to the Group's profit from operations.

42. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five divisions. These divisions are the basis on which the Group reports its primary segment information. The "others" division mainly include food and beverage, food retailing and trading of motor vehicles.

Segment information about these businesses is presented below.

Turnover and results
Year ended 31st March, 2006

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information comunication technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	2,523,946	1,029,349	570,035	549,011	639,804	5,312,145
Inter-segment sales	(267)	(13,434)	(46,917)	(10,102)	(4,328)	(75,048)
External sales	2,523,679	1,015,915	523,118	538,909	635,476	5,237,097

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information comunication technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
RESULTS						
Segment results	181,916	96,748	203,641	18,352	40,082	540,739
Unallocated corporate expenses						(13,525)
Interest income						18,316
Share of results of associates	2,724	-	(2)	-	(5,709)	(2,987)
Share of results of jointly controlled entities	3,772	-	9,102	-	-	12,874
Finance costs						(79,887)
Profit before taxation						475,530
Income tax expenses						(110,443)
Profit for the year						365,087

42. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Assets and liabilities
Year ended 31st March, 2006

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communication technology HK$'000	Others HK$'000	Consolidated HK$'000
ASSETS						
Segment assets	1,795,855	1,776,812	2,370,050	144,160	490,177	6,577,054
Interests in associates	9,542	-	652	-	20,817	31,011
Interests in jointly controlled entities	12,367	-	218,949	-	-	231,316
Unallocated corporate assets						96,339
Consolidated total assets						6,935,720
LIABILITIES						
Segment liabilities	1,075,793	427,975	149,943	77,981	43,013	1,774,705
Unallocated corporate liabilities						2,173,324
Consolidated total liabilities						3,948,029

Other information
Year ended 31st March, 2006

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communication technology HK$'000	Others HK$'000	Consolidated HK$'000
Capital additions	71,020	5	15,328	26,252	135,317	247,922
Depreciation and amortisation	47,813	90	25,290	4,927	13,025	91,145
Gain on disposal of property, plant and equipment, and prepaid lease payments	(400)	(2)	(1,394)	6,344	(20)	4,528

42. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Turnover and results

Year ended 31st March, 2005 (restated)

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communciation technology HK$'000	Others HK$'000	Consolidated HK$'000
TURNOVER						
Turnover	2,287,011	530,692	578,519	574,860	387,016	4,358,098
Inter-segment sales	(301)	(14,986)	(43,278)	(5,678)	(3,373)	(67,616)
External sales	2,286,710	515,706	535,241	569,182	383,643	4,290,482

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information communciation technology HK$'000	Others HK$'000	Consolidated HK$'000
RESULTS						
Segment results	160,728	56,181	195,842	1,546	10,086	424,383
Unallocated corporate expenses						(7,812)
Interest income						9,544
Share of results of associates	2,167	–	–	(826)	(1,237)	104
Share of results of jointly controlled entities	(141)	–	616	–	–	475
Finance costs						(27,056)
Profit before taxation						399,638
Income tax expenses						(82,936)
Profit for the year						316,702

42. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Asset and liabilites

As at 31st March, 2005 (restated)

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communciation technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
ASSETS						
Segment assets	1,744,064	1,775,975	2,435,221	131,945	142,995	6,230,200
Interests in associates	5,838	–	358	–	10,288	16,484
Interests in jointly controlled entities	14,045	–	50,858	–	–	64,903
Unallocated corporate assets						141,675
Consolidated total assets						6,453,262
LIABILITIES						
Segment liabilities	1,122,553	408,930	151,597	79,056	7,726	1,769,862
Unallocated corporate liabilities						1,852,323
Consolidated total liabilities						3,622,185

Other information

Year ended 31st March, 2005

	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information communciation technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Capital additions	270,827	11	33,303	6,064	1,095	311,300
Depreciation and amortisation	28,882	122	31,209	4,599	2,648	67,460
Loss on disposal of property, plant and equipment, and prepaid lease payments	1,884	–	1,512	450	364	4,210
Impairment loss on property, plant and equipment and intangible assets	5,720	–	–	–	–	5,720

42. BUSINESS AND GEOGRAPHICAL SEGMENTS - continued

Geographical Segments

The Group's operations in construction and engineering are located in Hong Kong, Macau, Mainland China, Singapore, Europe and Australia. Property investment and trading activities and hotel operations are mainly carried out in Hong Kong, Mainland China and Canada. Food and beverage operations are carried out in Hong Kong, Singapore and Mainland China. Computer and information communication technology business are mainly carried out in Hong Kong, Mainland China and Thailand. Motor vehicles trading and other trading are carried out in Canada and USA, respectively. Insurance and investment business are conducted in Hong Kong.

	Turnover by geographical market			
	2006		2005	
	HK$'000	%	*HK$'000* (Restated)	%
Hong Kong	**3,449,400**	**66**	2,889,778	67
Macau	**186,195**	**4**	10,010	–
Mainland China	**419,507**	**8**	396,759	9
Singapore	**157,991**	**3**	182,230	4
Thailand	**66,284**	**1**	69,028	2
Europe	**367,336**	**7**	230,040	6
Canada	**357,380**	**7**	293,647	7
U.S.A.	**102,866**	**2**	102,085	2
Australia	**111,656**	**2**	110,122	3
Others	**18,482**	**–**	6,783	–
	5,237,097	**100**	4,290,482	100

The following is an analysis of the carrying amounts of segment assets and additions to investment properties, property, plant and equipment and intangible assets analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets				**Additions to investment properties, properties, plant and equipment and intangible assets**			
	2006		2005		**2006**		2005	
	HK$'000	**%**	*HK$'000*	%	***HK$'000***	**%**	*HK$'000*	%
Hong Kong	**3,870,255**	**59**	3,484,004	56	**172,536**	**70**	85,753	27
Macau	**39,343**	**1**	2,813	-	**1,188**	**–**	365	-
Mainland China	**963,673**	**15**	918,548	15	**11,294**	**5**	5,446	2
Singapore	**298,940**	**4**	283,346	4	**2,577**	**1**	1,135	1
Thailand	**52,739**	**1**	52,486	1	**910**	**-**	-	-
Europe	**498,671**	**7**	556,545	9	**33,334**	**14**	116,605	37
Canada	**249,485**	**4**	358,398	6	**13,349**	**5**	7,668	2
U.S.A.	**229,356**	**3**	343,962	5	**52**	**-**	43	–
Australia	**182,448**	**3**	178,820	3	**12,400**	**5**	92,221	30
Others	**192,144**	**3**	51,278	1	**282**	**-**	2,064	1
	6,577,054	**100**	6,230,200	100	**247,922**	**100**	311,300	100

43. IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES

As explained in Note 42, the Group uses business segments as its primary segment for reporting segment information. For the purpose of impairment testing, goodwill acquired in a business combination and the License and Trademark with indefinite useful lives are allocated, at acquisition, to the CGUs that are expected to benefit from that business combination. Before recognition of impairment losses, the respective carrying amounts had been allocated as follows:

	Goodwill	License	Trademark
	HK$'000	*HK$'000*	*HK$'000*
Construction and engineering:			
Pipe technologies, roads drainage and water works	65,609	26,534	–
Lifts and escalators	3,259	–	–
Property and hotel			
Logistics and warehousing	64,566	–	–
Others			
Food and beverage	82,392	–	108,000
	215,826	26,534	108,000

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value-in-use calculations. The key assumptions for the value-in-use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Determining whether goodwill is impaired requires an estimation of the value-in-use of the CGUs to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

The Group principally prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for the following five years based on estimated constant growth rates ranging from 2% to 6%. This rate does not exceed long-term growth rate for the relevant markets.

The rates used to discount the forecast cash flows range from 9% to 12%.

43. IMPAIRMENT TESTING OF GOODWILL AND INTANGIBLE ASSETS WITH INDEFINITE LIVES – continued

At 31st March, 2005, before impairment testing, goodwill of HK$65,609,000 was allocated to the pipe technologies, road drainage and water works CGU within the construction and engineering segment. Due to increased competition in the market, the Group has revised its cash flow forecast for this CGU. The respective CGU has therefore been reduced to its recoverable amount through recognition of an impairment loss against goodwill of HK$3,286,000.

44. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments

Emoluments paid and payable to the Directors of the Company are as follows:

	2006			
	Directors' fee *HK$'000*	Salaries and other benefits *HK$'000*	Retirement benefits scheme contribution *HK$'000*	Total *HK$'000*
Executive Director				
Chow Yei Ching	–	8,819	–	8,819
Kuok Hoi Sang	–	4,050	270	4,320
Fung Pak Kwan	–	3,035	179	3,214
Tam Kwok Wing	–	1,680	126	1,806
Kan Ka Hon	–	2,020	126	2,146
Chow Vee Tsung, Oscar	–	1,500	75	1,575
Ho Chung Leung	–	1,600	99	1,699
Independent Non-Executive Director				
Wong Wang Fat, Andrew	150	–	–	150
Chow Ming Kuen, Joseph	150	–	–	150
Li Kwok Heem, John	150	–	–	150
Sun Kai Dah, George	–	–	–	–
	450	22,704	875	24,029

44. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT – continued

Directors' emoluments – continued

	2005			
	Directors' fee *HK$'000*	Salaries and other benefits *HK$'000*	Retirement benefits scheme contribution *HK$'000*	Total *HK$'000*
Executive Director				
Chow Yei Ching	–	8,223	–	8,223
Kuok Hoi Sang	–	3,600	218	3,818
Fung Pak Kwan	–	2,615	159	2,774
Tam Kwok Wing	–	1,680	126	1,806
Kan Ka Hon	–	1,680	126	1,806
Chow Vee Tsung, Oscar	–	1,200	60	1,260
Ho Chung Leung	–	1,460	89	1,549
Independent Non-Executive Director				
Wong Wang Fat, Andrew	150	–	–	150
Chow Ming Kuen, Joseph	150	–	–	150
Li Kwok Heem, John	75	–	–	75
	375	20,458	778	21,611

Employees' emoluments

The five highest paid individuals include three (2005: three) directors and the total emoluments paid to the remaining two highest paid individuals for both years are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Salaries, allowances and benefits in kind	**3,142**	3,919
Performance-based bonus	**1,265**	4,933
Contributions to retirement schemes	**97**	137
	4,504	8,989

The emoluments of the two highest paid individuals fall within the following bands:

	2006	2005
HK$2,000,001-HK$2,500,000	**2**	1
HK$6,500,001 – HK$7,000,000	**–**	1

45. CHARGE ON ASSETS

Bank loans of HK$397,780,000 (2005: HK$632,309,000) and other unutilised banking facilities are secured by charges on investment properties of HK$242,141,000 (2005: HK$214,530,000), property, plant and equipment of HK$217,726,000 (2005: HK$223,233,000) and other assets of HK$695,238,000 (2005: HK$940,569,000).

46. CONTINGENT LIABILITIES

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for:

	2006	2005
	HK$'000	*HK$'000*
Banking facilities granted to associates	**110,468**	94,830
Mortgage finance provided to the purchasers of properties by an associate	**–**	1,125
	110,468	95,955

47. CAPITAL COMMITMENT

	2006	2005
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of		
– investment in jointly controlled entities	**15,674**	–
– acquisition of property, plant and equipment	**8,642**	51
	24,316	51

In addition to the above, the Group's share of the capital commitment of its jointly controlled entities is as follows:

	2006	2005
	HK$'000	*HK$'000*
Contracted for but not provided	**51,306**	–
Authorised but not contracted for	**451,290**	359,746
	502,596	359,746

48. OPERATING LEASES

The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	**56,378**	8,920
In the second to fifth year inclusive	**76,995**	18,733
Over five years	**8,581**	13,266
	141,954	40,919

48. OPERATING LEASES – continued

Other leases are negotiated and rentals are fixed for an average term of three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental.

The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of approximately HK$285 million (2005: HK$316 million) and HK$199 million (2005: HK$390 million) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to five years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one year	**27,378**	29,006
In the second to fifth year inclusive	**19,809**	22,213
	47,187	51,219

49. SHARE OPTION SCHEMES

(a) Share option scheme of the Company

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by Independent Non-executive Directors. Where any grant of options to a substantial shareholder or an independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant, such grant must be approved in advance by the Company's shareholders.

49. SHARE OPTION SCHEMES – continued

(a) Share option scheme of the Company – continued

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the Board of Directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme.

(b) Share option scheme of Chevalier iTech Holdings Limited ("CiTL")

The share option scheme of a subsidiary of the Company, CiTL ("CiTL Scheme") was adopted on 20th September, 2002 and its terms are similar to the Company's Scheme. No options have been granted under the CiTL Scheme.

50. RETIREMENT BENEFITS

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 to the Scheme. The ORSO Scheme is funded by monthly contributions from employees at rate of 5%, and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$1,133,000 (2005: HK$ 1,231,000). At 31st March, 2006, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$110,000 (2005: HK$131,000). At 31st March, 2006, contributions of HK$1,987,000 (2005: HK$2,130,000) due in respect of the reporting period were paid over to the ORSO Scheme in April 2006.

51. RELATED PARTY TRANSACTIONS

Details of the material transactions entered into during the year with related parties are as follows.

(a) The Group made advances to its associates during the year. The advances to these companies are unsecured and without fixed terms of repayment. The outstanding balances at 31st March 2006 are disclosed in the consolidated balance sheet. Included in these advances are loans of:

(i) RMB15,000,000 (equivalent to HK$14,400,000) to the associate. The loan was interest free and matured in April 2006. Subsequent to 31st March 2006, a supplementary agreement was entered into with the associate extending the payment date to July 2006, together with interest charged at a rate of 6.2% per annum on the loan balance for the extended period.

(ii) HK$20,321,000 to an associate bearing interest at the rate of HIBOR plus 1.5% per annum. The amount is repayable on demand. Interest income from this advance for the year amounted to HK$2,073,000. In prior year, the Group received interest of HK$222,000 in respect of loan to associate.

(b) During the year, the Group made advances to its jointly controlled entities. The advances are interest-free, unsecured and repayable on demand. The amount outstanding at the year end date is disclosed in the consolidated balance sheet.

(c) The remuneration of directors and other members of key management during the year were disclosed in Note 44. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends

52. POST BALANCE SHEET EVENTS

Subsequent to 31st March, 2006, the Group entered into an agreement with independent third party for the joint development of Hua Qiao Plaza. Pursuant to the Agreement, the Group and the third parties bear the cost and share the economic interests in the development on a 51:49 basis and the Group has committed to contribute RMB112,870,000 (equivalent to approximately HK$108,529,000) to the development.

Appendix I Principal subsidiaries

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activities
Chevalier (Aluminium Engineering) Hong Kong Limited	Hong Kong	Ordinary	HK$2	2	–	100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of aluminium building materials and curtain walls
Chevalier Automobiles Inc.	Canada	Common	C$101	200	–	100	Sale and servicing of automobiles
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of building materials and trading of forklift trucks and generators
Chevalier (Chengdu) Investment Management Limited *(Note 1)*	Mainland China	Not applicable	RMB250,000,000	Not applicable	–	100	Investment holding and providing management service
Chevalier Chrysler Inc.	Canada	Common	C$101	200	–	100	Sale and servicing of automobiles
Chevalier Civil Engineering (Hong Kong) Limited	Hong Kong	Ordinary	HK$100	100	–	100	Civil engineering
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary Deferred	HK$46,512,002 HK$24,964,002	46,512,002 24,964,002	– –	100 100	Civil engineering
Chevalier Cold Storage and Warehousing Limited	Hong Kong	Ordinary	HK$2	2	–	75	Operation of a cold storage warehouse and logistic
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	HK$60,500,000	60,500,000	–	99.6	Building construction and maintenance
Chevalier Construction Holdings Limited	British Virgin Islands/ Hong Kong	Ordinary	HK$8,938,544	89,385,444	100	–	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary Deferred	HK$1,000 HK$10,000	100 1,000	– –	100 100	Building construction
Chevalier Development (S) Pte. Ltd.	Singapore	Ordinary	S$2,500,000	2,500,000	–	100	Property investment
Chevalier Dongguan Hotel Co., Ltd. *(Note 1)*	Mainland China	Not applicable	RMB40,000,000	Not applicable	–	100	Hotel operation

Appendix I Principal subsidiaries – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activities
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$69,200,000	69,200,000	–	100	Installation of electrical and mechanical equipment and provision of project management service
Chevalier Engineering (S) Pte. Ltd.	Singapore	Ordinary	S$500,000	500,000	–	100	Installation and maintenance of lifts
Chevalier Enviro Services, Inc.	Philippines	Common	Peso8,750,000	87,500	–	100	Trade or business of waste disposal
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$127,600,000	127,600,000	–	100	Environmental engineering
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	–	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	–	Insurance brokerage
Chevalier Insurance Company Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	–	Insurance underwriting
Chevalier International (USA) Inc.	U.S.A.	Common	US$4,012,000	4,012,000	–	100	Grocery trading
Chevalier iTech Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$85,677,935	171,355,871	53	7.8	Investment holding
Chevalier iTech Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	–	60.8	Investment holding, trading of computer and investments in securities
Chevalier iTech Services Limited	Hong Kong	Ordinary	HK$2	2	–	60.8	Trading and servicing of computer and business machines
Chevalier iTech Thai Limited *(Note 3)*	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	– –	60.8 60.8	Trading of computer and business machines
Chevalier Lifts Engineering (Shenzhen) Co., Ltd. *(Note 1)*	Mainland China	Not applicable	HK$10,000,000	Not applicable	–	100	Installation and maintenance of lifts

Appendix I Principal subsidiaries – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activities
Chevalier (Network Solutions) Limited	Hong Kong	Ordinary	HK$2	2	-	60.8	Network systems and solution services
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	-	60.8	Trading of computer and office equipment and provision of repair and maintenance services
Chevalier Pipe Rehabilitation Hong Kong Limited	Hong Kong	Ordinary	HK$43,400,000	43,400,000	-	100	Design and construction for flushing water, cooling water, gas, sewages and drainage pipelines
Chevalier Pipe Rehabilitation Singapore Pte. Ltd.	Singapore	Ordinary	SGD1,000,000	1,000,000	-	100	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, gas and water pipelines, and civil and structural engineering
Chevalier Pipe Technologies Limited (Change of name on 11 July 2006 to CPT Asia Holdings Limited)	Hong Kong	Ordinary	HK$230,000,000	230,000,000	100	-	Investment holding and trading of pipelining materials, machinery and equipment
Chevalier Property Management Limited	Hong Kong	Ordinary Deferred	HK$100 HK$1,002	100 1,002	- -	100 100	Property management and security services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$365,002	365,002	-	60.8	Installation of satellite antennae
Chevalier Singapore Holdings Pte. Ltd.	Singapore	Ordinary	S$11,250,000	112,500,000	-	100	Marketing, installation and maintenance of lifts and escalators
Chevalier Network Solutions Thai Limited	Thailand	Ordinary	BAHT15,000,000	150,000	-	60.8	Trading of telecommunication equipment
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	-	100	Travel agency
Chevalier (Macau) Limited	Macau	Ordinary	Patacas100,000	100	-	100	Installation and maintenance of lifts

Appendix I Principal subsidiaries – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activities
CPC Construction Hong Kong Limited	Hong Kong	Ordinary Deferred	HK$200 HK$25,936,200	2 259,362	– –	100 –	Building construction and civil engineering
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	–	100	Marketing, installation and maintenance of lifts
Forth Bridge Company Limited	Hong Kong	Ordinary Deferred	HK$20 HK$10,000	2 1,000	– –	100 100	Property investment
Futex Development Limited	Hong Kong	Ordinary	HK$1,000	1,000	–	100	Property investment and development
Full Ascent Development Limited	Hong Kong	Ordinary	HK$2	2	–	75	Property investment
Gold Express Development Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Property development
Goldyork Investment Limited	Hong Kong	Ordinary	HK$2	2	–	100	Property investment
Good Process Limited	Hong Kong	Ordinary Deferred	HK$149 HK$51	149 51	100 –	– 100	Property development
Goodkent Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Property development
Jiujiang Chevalier Hotel & Travel Co., Ltd. *(Note 1)*	Mainland China	Not applicable	RMB25,000,000	Not applicable	–	100	Hotel operation
KMG Pipe Technologies GmbH (formerly known as KMG Holding GmbH)	Germany	Ordinary	Euro25,000	2	–	100	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, cleaning, gas and water pipelines, and civil and structural engineering
Lac Kar Investment Company Limited	Hong Kong	Ordinary	HK$3,600,000	3,600,000	–	100	Property investment
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	60.8	Property investment
Macleh (Chevalier) Limited	Canada	Common	C$101,100	10,100	–	100	Property investment and hotel operation

Appendix I Principal subsidiaries – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activities
Macont Developments Inc.	Canada	Common	C$1,000	1,000	–	100	Property investment
Matterhorn Properties Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	1	–	100	Property investment
NordiTube Technologies AB	Sweden/Belgium	Ordinary	SEK54,509,340	109,018,680	-	94.77	Supply PHOENIX process for pipe rehabilitation projects
Oriental Sharp Limited	Hong Kong	Ordinary	HK$360,000,000	360,000,000	–	100	Property development
		Deferred	HK$51	51	–	100	
Pacific Coffee Company Limited	Hong Kong	Ordinary	HK$77,355	77,355	–	60.8	Trading of coffee products, operation of coffee shops and provision of maintenance services
Pacific Coffee Company (S) Pte Ltd	Singapore	Ordinary	S$100,000	100,000	–	60.8	Operation of coffee shops
PCC Investment Limited	Hong Kong	Ordinary	HK$2	2	-	60.8	Operation of coffee shops
PCC Investment (II) Limited	Hong Kong	Ordinary	HK$2	2	-	60.8	Operation of coffee shops
Peak Gain Limited	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
Proud Rich Limited *(Note 4)*	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$20	2	-	100	
Rib Loc Group Limited	Australia	Ordinary	A$14,907,000	28,397,332	–	76.12	Franchising, manufacturing and marketing of products and systems in the pipe renovation market, manufacturing and marketing of air conditioning ducts and component
Shanghai Chevalier Lifts Engineering Co., Ltd.	Mainland China	Not applicable	US$650,000	Not applicable	–	100	Installation and maintenance of lifts
Shanghai Chevalier Property Management Co., Ltd.	Mainland China	Not applicable	US$350,000	Not applicable	–	100	Property management and providing property management consultation

Appendix I Principal subsidiaries – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the Company Directly %	Indirectly %	Principal activities
Shanghai Chevalier Trading Co., Ltd.	Mainland China	Not applicable	US$200,000	Not applicable	–	100	Trading of lifts, escalators, electrical and mechanical equipment
Shanghai Chon Main Real Estate Development Co., Ltd. *(Note 2)*	Mainland China	Not applicable	US$18,000,000	Not applicable	–	80	Property development
Sup Aswin Limited	Thailand	Ordinary	BAHT15,000,000	150,000	–	60.8	Property investment
Talent Luck Limited	Hong Kong	Ordinary Deferred	HK$270,000,000 HK$51	270,000,000 51	– –	100 100	Property development
Union Pearl Development Limited	Hong Kong	Ordinary	HK$2	2	–	100	Property investment and trading
Winfield Development Limited	Hong Kong	Ordinary	HK$2	2	–	100	Property investment
Xinyang Chevalier Hotel Co., Ltd. *(Note 2)*	Mainland China	Not applicable	RMB74,142,781	Not applicable	–	70	Hotel operation
廣州富明投資管理顧問有限公司 *(Notes 2)*	Mainland China	Not applicable	HK$30,000,000	Not applicable	–	90.1	Investment holding and providing management service
757040 Ontario Limited	Canada	Common	C$10	10	–	100	Property investment

Notes:

(1) Established in the Mainland China as wholly foreign owned enterprise.

(2) Established in the Mainland China as sino-foreign owned equity joint venture.

(3) Preference shares are 10% non-cumulative and every four preference shares of this company carry one vote.

(4) All deferred shares are non-voting and practically have no rights to participate in any distribution upon winding up.

Appendix II Principal associates

Name of associate	Place or country of incorporation/ operation	Class of shares held	Effective percentage of issued share capital/registered capital held by the Company indirectly %	Principal activities
K2 Printing Company Limited	Hong Kong	Ordinary	49	Printing magazines and books
Yue Xiu Concrete Company Limited	Hong Kong	Ordinary	25	Manufacturing and provision of concrete
四川啟陽汽車貿易有限公司	Mainland China	Not applicable	36	Trading of motor vehicles and provision of maintenance services

All the associates are corporate and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

Appendix III Principal jointly controlled entities

Name of jointly controlled entity	Place or country of incorporation or registration/ operation	Class of shares held	Form of business structure	Effective percentage of issued share capital/ registered capital held by the Company indirectly %	Principal activities
Dongguan Kee Hing Real Estate Development Ltd.	Mainland China	Not applicable	Wholly foreign owned enterprise	50	Property development
Dongguan Keesing Real Estate Development Ltd.	Mainland China	Not applicable	Wholly foreign owned enterprise	50	Property development
Lam Woo & Company Limited	Hong Kong	Ordinary	Incorporated	50	Civil engineering
Lam Woo Construction Limited	Hong Kong	Ordinary	Incorporated	50	Building maintenance
Shenzhen Chevalier Golden Peak Real Estate Development Co., Ltd. *(Note)*	Mainland China	Not applicable	Sino-foreign owned equity joint venture	46	Property development
北京鳳桐祥瑞房地產開發有限公司	Mainland China	Not applicable	Domestic enterprise	44	Property development
成都其士房地產發展有限公司	Mainland China	Not applicable	Wholly foreign owned enterprise	49	Property development

Note: The Group shares 50% in the profit or loss of the jointly controlled entity.

Except the above-mentioned, the Group's entitlement to share in the profit or loss of the remaining jointly controlled entities is in proportion to its ownership interest.